Exhibit 99.1

Part I

FINANCIAL INFORMATION

Item 1. Financial Statements

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Financial Condition
(in thousands, except unit amounts)

	September 30, 2013	December 31, 2012
	(unaudited)
ASSETS
Cash and cash equivalents	$607,193	$627,182
Cash and securities segregated, at fair value (cost: $834,198 and $1,551,177)	834,356	1,551,326
Receivables, net:
Brokers and dealers	312,493	408,037
Brokerage clients	998,672	942,034
Fees	241,219	265,685
Investments:
Long-term incentive compensation-related	114,631	122,977
Other	549,836	609,357
Furniture, equipment and leasehold improvements, net	176,311	196,125
Goodwill	2,954,327	2,954,327
Intangible assets, net	152,982	169,208
Deferred sales commissions, net	74,812	95,430
Other assets	176,860	173,362
Total assets	$7,193,692	$8,115,050

LIABILITIES AND CAPITAL
Liabilities:
Payables:
Brokers and dealers	$244,392	$220,736
Securities sold not yet purchased	59,682	63,838
Brokerage clients	1,552,952	2,563,061
AllianceBernstein mutual funds	96,299	156,679
Accounts payable and accrued expenses	524,368	499,076
Accrued compensation and benefits	638,902	485,229
Debt	163,000	323,163
Total liabilities	3,279,595	4,311,782
Commitments and contingencies (See Note 12)

Capital:
General Partner	38,932	41,213
Limited partners: 264,472,328 and 277,600,901 units issued and outstanding	3,938,045	4,165,461
Receivables from affiliates	(13,338)	(8,441)
Holding Units held for long-term incentive compensation plans	(37,169)	(389,941)
Accumulated other comprehensive loss	(57,667)	(48,526)
Partners’ capital attributable to AllianceBernstein Unitholders	3,868,803	3,759,766
Non-controlling interests in consolidated entities	45,294	43,502
Total capital	3,914,097	3,803,268
Total liabilities and capital	$7,193,692	$8,115,050

See Accompanying Notes to Condensed Consolidated Financial Statements.

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per unit amounts)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Revenues:
Investment advisory and services fees	$449,250	$464,332	$1,352,152	$1,313,755
Bernstein research services	107,355	100,637	331,811	309,988
Distribution revenues	113,968	105,605	353,488	293,702
Dividend and interest income	4,419	5,071	13,399	14,458
Investment gains (losses)	6,460	7,210	21,761	27,316
Other revenues	25,272	26,154	79,027	75,283
Total revenues	706,724	709,009	2,151,638	2,034,502
Less: Interest expense	646	851	2,163	2,372
Net revenues	706,078	708,158	2,149,475	2,032,130

Expenses:
Employee compensation and benefits	302,526	300,869	910,248	876,233
Promotion and servicing:
Distribution-related payments	101,368	94,779	322,034	260,768
Amortization of deferred sales commissions	10,363	10,658	31,762	29,096
Other	48,140	47,514	155,464	149,023
General and administrative:
General and administrative	104,770	135,729	314,520	389,949
Real estate charges	24,125	168,086	26,698	184,142
Interest on borrowings	612	877	2,388	2,602
Amortization of intangible assets	5,556	5,467	16,891	16,146
Total expenses	597,460	763,979	1,780,005	1,907,959

Operating income (loss)	108,618	(55,821)	369,470	124,171

Income taxes	7,257	(7,572)	27,988	4,969

Net income (loss)	101,361	(48,249)	341,482	119,202

Net income (loss) of consolidated entities attributable to non-controlling interests	1,413	(4,003)	6,304	1,985

Net income (loss) attributable to AllianceBernstein Unitholders	$99,948	$(44,246)	$335,178	$117,217

Net income (loss) per AllianceBernstein Unit:
Basic	$0.37	$(0.16)	$1.21	$0.42
Diluted	$0.37	$(0.16)	$1.21	$0.42

See Accompanying Notes to Condensed Consolidated Financial Statements.

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net income (loss)	$101,361	$(48,249)	$341,482	$119,202
Other comprehensive income (loss):
Foreign currency translation adjustments	9,057	6,197	(9,620)	4,186
Income tax benefit	—	—	—	796
Foreign currency translation adjustments, net of tax	9,057	6,197	(9,620)	4,982
Unrealized gains on investments:
Unrealized gains arising during period	137	321	440	1,091
Less: reclassification adjustment for gains (losses) included in net income	—	(45)	6	(27)
Change in unrealized gains on investments	137	366	434	1,118
Income tax (expense)	(25)	(103)	(346)	(565)
Unrealized gains on investments, net of tax	112	263	88	553
Changes in employee benefit related items:
Amortization of transition asset	—	(35)	(47)	(107)
Amortization of prior service cost	(872)	26	(818)	80
Recognized actuarial loss	606	211	1,196	365
Changes in employee benefit related items	(266)	202	331	338
Income tax benefit (expense)	3	(287)	(96)	(290)
Employee benefit related items, net of tax	(263)	(85)	235	48
Other comprehensive income (loss)	8,906	6,375	(9,297)	5,583
Less: Comprehensive income (loss) in consolidated entities attributable to non-controlling interests	1,354	(3,933)	6,147	1,994
Comprehensive income (loss) attributable to AllianceBernstein Unitholders	$108,913	$(37,941)	$326,038	$122,791

See Accompanying Notes to Condensed Consolidated Financial Statements.

ALLIANCEBERNSTEIN L.P. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2013	2012

Cash flows from operating activities:
Net income	$341,482	$119,202
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred sales commissions	31,762	29,096
Amortization of non-cash long-term incentive compensation	13,372	11,996
Depreciation and other amortization	45,763	59,968
Unrealized (gains) on long-term incentive compensation-related investments	(10,711)	(15,128)
Unrealized (gains) on consolidated venture capital fund	(20,601)	(13,433)
Unrealized (gains) on other investments	(4,993)	(36,061)
Real estate asset write-off charge	3,764	33,017
Other, net	(4,889)	(248)
Changes in assets and liabilities:
Decrease in segregated cash and securities	716,970	331,548
Decrease (increase) in receivables	85,778	(32,660)
Decrease in investments	111,276	134,197
(Increase) in deferred sales commissions	(11,144)	(64,690)
(Increase) in other assets	(18,319)	(3,583)
(Decrease) in payables	(1,067,994)	(361,005)
(Decrease) increase in accounts payable and accrued expenses	(13,859)	129,750
Increase in accrued compensation and benefits	284,502	209,499
Net cash provided by operating activities	482,159	531,465

Cash flows from investing activities:
Purchases of investments	(7,950)	(96)
Proceeds from sales of investments	43	423
Purchases of furniture, equipment and leasehold improvements	(13,069)	(15,479)
Proceeds from sales of furniture, equipment and leasehold improvements	11	3,221
Net cash used in investing activities	(20,965)	(11,931)

Cash flows from financing activities:
(Repayment) of commercial paper, net	(181,059)	(204,716)
Proceeds from bank loan	20,000	—
Increase (decrease) in overdrafts payable	40,149	(1,318)
Distributions to General Partner and unitholders	(338,112)	(206,694)
Distributions to non-controlling interests in consolidated entities	(4,355)	(9,833)
Capital contributions from General Partner	2,001	2,522
Capital contributions from Holding	2,707	—
Additional investments by Holding from distributions paid to AllianceBernstein consolidated rabbi trust	12,987	6,071
Additional investments by Holding with proceeds from exercise of compensatory options to buy Holding Units	13,859	—
Purchases of Holding Units to fund long-term incentive compensation plan awards, net	(44,903)	(134,937)
Purchases of AllianceBernstein Units	(462)	(3,049)
Debt issuance costs	—	(1,933)
Other	(13)	(24)
Net cash used in financing activities	(477,201)	(553,911)

Effect of exchange rate changes on cash and cash equivalents	(3,982)	6,264

Net (decrease) in cash and cash equivalents	(19,989)	(28,113)
Cash and cash equivalents as of beginning of the period	627,182	638,681
Cash and cash equivalents as of end of the period	$607,193	$610,568

See Accompanying Notes to Condensed Consolidated Financial Statements.

ALLIANCEBERNSTEIN L.P.
AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
September 30, 2013
(unaudited)

The words “we” and “our” refer collectively to AllianceBernstein L.P. and its subsidiaries (“AllianceBernstein”), or to their officers and employees. Similarly, the word “company” refers to AllianceBernstein. These statements should be read in conjunction with AllianceBernstein’s audited consolidated financial statements included in AllianceBernstein’s Form 10-K for the year ended December 31, 2012.

1.	Business Description, Organization and Basis of Presentation

Business Description

We provide research, diversified investment management and related services globally to a broad range of clients. Our principal services include:

•	Institutional Services – servicing our institutional clients, including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, and affiliates such as AXA and certain of its insurance company subsidiaries, by means of separately-managed accounts, sub-advisory relationships, structured products, collective investment trusts, mutual funds, hedge funds and other investment vehicles.

•	Retail Services – servicing our retail clients, primarily by means of retail mutual funds sponsored by AllianceBernstein or an affiliated company, sub-advisory relationships with mutual funds sponsored by third parties, separately-managed account programs sponsored by financial intermediaries worldwide and other investment vehicles.

•	Private Client Services – servicing our private clients, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities, by means of separately-managed accounts, hedge funds, mutual funds and other investment vehicles.

•	Bernstein Research Services – servicing institutional investors seeking high-quality research, portfolio strategy advice and brokerage-related services.

We also provide distribution, shareholder servicing and administrative services to the mutual funds we sponsor.

Our high-quality, in-depth research is the foundation of our business. Our research disciplines include fundamental, quantitative and economic research and currency forecasting. In addition, we have created several specialized research initiatives, including research examining global strategic developments that can affect multiple industries and geographies.

We provide a broad range of investment services with expertise in:

•	Equity securities, including value, growth and core equities;

•	Fixed income securities, including taxable and tax-exempt securities;

•	Passive management, including index and enhanced index strategies;

•	Alternative investments, including hedge funds, fund of funds and private equity (e.g., direct real estate investing); and

•	Multi-asset services and solutions, including dynamic asset allocation, customized target date funds, target risk funds and other strategies tailored to help clients meet their investment goals.

In providing these services, we consider various portfolio characteristics, including market capitalization (e.g., large-, mid- and small-cap equities), term (e.g., long-, intermediate- and short-duration debt securities), and geography (e.g., U.S., international, global, emerging markets, regional and local), in major markets around the world.

Organization

As of September 30, 2013, AXA, a société anonyme organized under the laws of France and the holding company for an international group of insurance and related financial services companies, through certain of its subsidiaries (“AXA and its subsidiaries”) owned approximately 1.6% of the issued and outstanding units representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding L.P. (“Holding Units”).

As of September 30, 2013, the ownership structure of AllianceBernstein, expressed as a percentage of general and limited partnership interests, was as follows:

AXA and its subsidiaries	64.0%
Holding	34.5
Unaffiliated holders	1.5
100.0%

AllianceBernstein Corporation (an indirect wholly-owned subsidiary of AXA, “General Partner”) is the general partner of both AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein. AllianceBernstein Corporation owns 100,000 general partnership units in Holding and a 1% general partnership interest in AllianceBernstein. Including both the general partnership and limited partnership interests in Holding and AllianceBernstein, AXA and its subsidiaries had an approximate 64.6% economic interest in AllianceBernstein as of September 30, 2013.

Basis of Presentation

The interim condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the interim results, have been made. The preparation of the condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the interim reporting periods. Actual results could differ from those estimates. The December 31, 2012 condensed consolidated statement of financial condition was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The condensed consolidated financial statements include AllianceBernstein and its majority-owned and/or controlled subsidiaries. All significant inter-company transactions and balances among the consolidated entities have been eliminated.

Reclassification and Revision

During 2013, we reclassified prior-period amounts relating to the servicing portion of the investment advisory base fees earned by AllianceBernstein Japan Ltd. (a wholly-owned subsidiary of AllianceBernstein) for the distribution of local-market funds from investment advisory base fees to distribution revenues in the condensed consolidated statement of income to conform to the current year’s presentation. This reclassification is consistent with the methodology used by AllianceBernstein Luxembourg S.A. (a wholly-owned subsidiary of AllianceBernstein, “AllianceBernstein Luxembourg”) related to the distribution of Non-U.S Funds.

2.	Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. We adopted this standard effective as of January 1, 2013 (see Note 10) and there was no material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. We adopted this standard effective as of January 1, 2013. However, no additional disclosures are required because amounts reclassified out of accumulated other comprehensive income are not material.

Accounting Pronouncements Not Yet Adopted

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The amendment is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013 and is not expected to have a material impact on our financial condition or results of operations.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendment is effective prospectively for fiscal years (and interim periods within those years) beginning after December 15, 2013 and is not expected to have a material impact on our financial condition or results of operations.

3.	Long-term Incentive Compensation Plans

We maintain several unfunded, non-qualified long-term incentive compensation plans under which annual awards to employees are made generally in the fourth quarter.

Awards granted in the fourth quarter of 2012 allowed participants to allocate their awards between restricted Holding Units and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award, and had until mid-January 2013 to make their elections. The number of restricted Holding Units issued equaled the remaining dollar value of the award divided by the average of the closing prices of a Holding Unit for a five business day period in January 2013 after participants made their elections.

·	We engaged in open-market purchases of Holding Units that were awarded to participants and held them in a consolidated rabbi trust.

·	Quarterly distributions on vested and unvested Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.

·	Interest on deferred cash is accrued monthly based on our monthly weighted average cost of funds.

We recognize compensation expense related to equity compensation grants in the financial statements using the fair value method. Fair value of restricted Holding Unit awards is the closing price of a Holding Unit on the grant date; fair value of options is determined using the Black-Scholes option valuation model. Under the fair value method, compensatory expense is measured at the grant date based on the estimated fair value of the award and is recognized over the required service period. Prior to a change made to the employee long-term incentive compensation award program in the fourth quarter of 2011, an employee’s service requirement was typically the same as the delivery dates. This change eliminated employee service requirements, but did not modify delivery dates contained in the original award agreements.

In January 2013, 6.5 million restricted Holding Units held in the consolidated rabbi trust were awarded for the 2012 awards and we reclassified $129.2 million of the liability to partners’ capital as equity-based awards.

Grants of restricted Holding Units and options to buy Holding Units are typically awarded to eligible members of the Board of Directors (“Eligible Directors”) of the General Partner during the second quarter. Restricted Holding Units are distributed on the third anniversary of the grant date and the options become exercisable ratably over three years. These restricted Holding Units and options are not forfeitable (except if the Eligible Director is terminated for “Cause”, as that term is defined in the applicable award agreement). Due to there being no service requirement, we fully expense these awards on each grant date.

We fund our restricted Holding Unit awards either by purchasing Holding Units on the open market or purchasing newly-issued Holding Units from Holding, all of which are held in a consolidated rabbi trust until they are either retired or distributed to employees upon vesting. In accordance with the Amended and Restated Agreement of Limited Partnership of AllianceBernstein (“AllianceBernstein Partnership Agreement”), when AllianceBernstein purchases newly-issued Holding Units from Holding, Holding is required to use the proceeds it receives from AllianceBernstein to purchase the equivalent number of newly-issued AllianceBernstein Units, thus increasing its percentage ownership interest in AllianceBernstein. Holding Units held in the consolidated rabbi trust are corporate assets in the name of the trust and are available to the general creditors of AllianceBernstein.

During the third quarter and first nine months of 2013, we purchased 0.8 million and 2.1 million Holding Units for $16.3 million and $43.3 million, respectively (on a trade date basis). These amounts reflect open-market purchases of 0.8 million and 1.9 million Holding Units for $15.3 million and $38.5 million, respectively, with the remainder relating to purchases of Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards, offset by Holding Units purchased by employees as part of a distribution reinvestment election.

Since the third quarter of 2011, each quarter we have implemented plans to repurchase Holding Units pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A Rule 10b5-1 plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods and because it possesses material non-public information. Each broker we select has the authority under the terms and limitations specified in the plan to repurchase Holding Units on our behalf in accordance with the terms of the plan. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the third quarter of 2013 expired at the close of business on October 23, 2013. We may adopt additional Rule 10b5-1 plans in the future to engage in open-market purchases of Holding Units to help fund anticipated obligations under our incentive compensation award program and for other corporate purposes.

We granted to employees and Eligible Directors 6.9 million restricted Holding Unit awards (including 6.5 million granted in January 2013 for 2012 year-end awards) during the first nine months of 2013. To fund these awards, we allocated previously repurchased Holding Units that had been held in AllianceBernstein’s consolidated rabbi trust.

Effective July 1, 2013, management of AllianceBernstein and Holding retired all unallocated Holding Units in AllianceBernstein’s consolidated rabbi trust. To retire such units, AllianceBernstein delivered the unallocated Holding Units held in its consolidated rabbi trust to Holding in exchange for the same amount of AllianceBernstein units. Each entity then retired their respective units. As a result, on July 1, 2013, each of AllianceBernstein’s and Holding’s units outstanding decreased by approximately 13.1 million units. AllianceBernstein and Holding intend to retire additional units as AllianceBernstein purchases Holding Units on the open market. Holding will then newly issue Holding Units to fund AllianceBernstein’s restricted Holding Unit awards in exchange for newly-issued AllianceBernstein units.

Generally, when a corporate entity repurchases its shares, they no longer are deemed outstanding. Because of our two-tier partnership structure, Holding Units purchased by AllianceBernstein and held in its consolidated rabbi trust are considered outstanding (unlike repurchased shares of a single corporate entity). Accordingly, management’s decision to retire repurchased Holding Units rather than allowing them to remain outstanding in the rabbi trust more closely aligns the effect of our Holding Unit purchases with that of corporate entities that repurchase their shares.

During the first nine months of 2013, Holding issued 812,642 Holding Units upon exercise of options to buy Holding Units. Holding used the proceeds of $13.9 million to purchase the equivalent number of newly-issued AllianceBernstein Units.

4.	Cash Distributions

AllianceBernstein is required to distribute all of its Available Cash Flow, as defined in the AllianceBernstein Partnership Agreement, to its unitholders and to the General Partner. Available Cash Flow can be summarized as the cash flow received by AllianceBernstein from operations minus such amounts as the General Partner determines, in its sole discretion, should be retained by AllianceBernstein for use in its business, or plus such amounts as the General Partner determines, in its sole discretion, should be released from previously retained cash flow.

The General Partner computes cash flow received from operations by determining the sum of:

•	net cash provided by operating activities of AllianceBernstein,

•	proceeds from borrowings and from sales or other dispositions of assets in the ordinary course of business, and

•	income from investments in marketable securities, liquid investments and other financial instruments that are acquired for investment purposes and that have a value that may be readily established,

and then subtracting from this amount the sum of:

•	payments in respect of the principal of borrowings, and

•	amounts expended for the purchase of assets in the ordinary course of business.

On October 24, 2013, the General Partner declared a distribution of $0.46 per AllianceBernstein Unit, representing a distribution of Available Cash Flow for the three months ended September 30, 2013. The General Partner, as a result of its 1% general partnership interest, is entitled to receive 1% of each distribution. The distribution is payable on November 21, 2013 to holders of record on November 4, 2013.

5.	Real Estate Charges

During 2010, we performed a comprehensive review of our real estate requirements in New York in connection with our workforce reductions commencing in 2008. As a result, during 2010 we decided to sub-lease over 380,000 square feet in New York (in excess of 80% of this space has been sublet) and largely consolidate our New York-based employees into two office locations from three.

During the third quarter of 2012, in an effort to further reduce our global real estate footprint, we completed a comprehensive review of our worldwide office locations and began implementing a global space consolidation plan. As a result, our intention is to sub-lease approximately 510,000 square feet of office space (nearly 50% of this space has been sublet), over 70% of which is New York office space (in addition to the 380,000 square foot space reduction in 2010), with the remainder composed of office space in England, Australia and various U.S. locations. We expect that the actions we are taking to vacate and market space for sublease will result over time in non-cash real estate charges of $225 million to $250 million, with $202.6 million of the charges having been recorded during 2012. These charges are in addition to the earlier non-cash real estate charges for New York City office space we recorded (related to the 380,000 square foot space reduction in 2010).

During the first nine months of 2013, we recorded real estate charges of $26.7 million, composed of $16.1 million resulting from a change in estimates relating to previously recorded real estate charges ($15.8 million relates to the 2010 and 2012 plans and $0.3 million to other real estate charges), $0.2 million for the write-off of leasehold improvements, furniture and equipment relating to the 2012 plan and new real estate charges of $10.4 million ($1.5 million relates to the 2012 plan, $5.3 million relates to other real estate charges and $3.6 million relating to the write-off of leasehold improvements, furniture and equipment).

The following table summarizes the activity in the liability account relating to our 2010 and 2012 office space consolidation initiatives for the following periods:

	Nine Months Ended September 30, 2013	Twelve Months Ended December 31, 2012
	(in thousands)

Balance as of beginning of period	$238,784	$71,164
Expense incurred	17,388	181,589
Deferred rent	327	27,000
Payments made	(48,636)	(42,833)
Interest accretion	3,398	1,864
Balance as of end of period	$211,261	$238,784

6.	Net Income Per Unit

Basic net income per unit is derived by reducing net income for the 1% general partnership interest and dividing the remaining 99% by the basic weighted average number of units outstanding for each period. Diluted net income per unit is derived by reducing net income for the 1% general partnership interest and dividing the remaining 99% by the total of the basic weighted average number of units outstanding and the dilutive unit equivalents resulting from outstanding compensatory options to buy Holding Units as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands, except per unit amounts)

Net income (loss) attributable to AllianceBernstein Unitholders	$99,948	$(44,246)	$335,178	$117,217

Weighted average units outstanding - basic	264,709	277,612	273,521	277,759
Dilutive effect of compensatory options to buy Holding Units	756	—	994	—
Weighted average units outstanding – diluted	265,465	277,612	274,515	277,759

Basic net income (loss) per AllianceBernstein Unit	$0.37	$(0.16)	$1.21	$0.42
Diluted net income (loss) per AllianceBernstein Unit	$0.37	$(0.16)	$1.21	$0.42

For the three months and nine months ended September 30, 2013, we excluded 3,045,173 and 2,974,935 options, respectively, from the diluted net income per unit computation due to their anti-dilutive effect. For the three months and nine months ended September 30, 2012, we excluded 9,032,095 options from the diluted net income per unit computation due to their anti-dilutive effect.

As discussed in Note 3, on July 1, 2013, management of AllianceBernstein and Holding retired all unallocated Holding Units in AllianceBernstein’s consolidated rabbi trust, and continued to retire units during the third quarter of 2013 as we purchased Holding Units on the open market.

7.	Cash and Securities Segregated Under Federal Regulations and Other Requirements

As of September 30, 2013 and December 31, 2012, $0.8 billion and $1.5 billion, respectively, of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of brokerage customers of Sanford C. Bernstein & Co., LLC (a wholly-owned subsidiary of AllianceBernstein, “SCB LLC”) under Rule 15c3-3 of the Exchange Act.

AllianceBernstein Investments, Inc. (“AllianceBernstein Investments”), a wholly-owned subsidiary of AllianceBernstein and the distributor of company-sponsored mutual funds, maintains several special bank accounts for the exclusive benefit of customers. As of September 30, 2013 and December 31, 2012, $39.6 million and $42.2 million, respectively, of cash was segregated in these bank accounts.

8.	Investments

Investments consist of:
	September 30, 2013	December 31, 2012
	(in thousands)

Available-for-sale (primarily seed capital)	$20,612	$13,361
Trading:
Long-term incentive compensation-related	83,336	90,825
United States Treasury Bills	27,987	27,982
Seed capital	253,529	307,795
Equities and exchange-traded options	69,801	48,937
Investments in limited partnership hedge funds:
Long-term incentive compensation-related	31,295	32,152
Seed capital	78,541	109,328
Consolidated private equity fund (10% seed capital)	49,447	47,045
Private equity (seed capital)	44,996	47,853
Other	4,923	7,056
Total investments	$664,467	$732,334

Total investments related to long-term incentive compensation obligations of $114.6 million and $123.0 million as of September 30, 2013 and December 31, 2012, respectively, consist of company-sponsored mutual funds and hedge funds. We typically made investments in our services that were notionally elected by long-term incentive compensation plan participants and maintained them (and continue to maintain them) in a consolidated rabbi trust or separate custodial account. The rabbi trust and custodial account enable us to hold such investments separate from our other assets for the purpose of settling our obligations to participants. The investments held in the rabbi trust and custodial account remain available to the general creditors of AllianceBernstein.

The underlying investments of the hedge funds in which we invest include long and short positions in equity securities, fixed income securities (including various agency and non-agency asset-based securities), currencies, commodities and derivatives (including various swaps and forward contracts). These investments are valued at quoted market prices or, where quoted market prices are not available, are fair valued based on the pricing policies and procedures of the underlying funds.

United States Treasury Bills are held by SCB LLC in its investment account, the majority of which are pledged as collateral with clearing organizations. These clearing organizations have the ability by contract or custom to sell or re-pledge this collateral.

We provide seed capital to our investment teams to develop new products and services for our clients.

Trading securities also include long positions in corporate equities and long exchange-traded options traded through our options desk.

9.	Derivative Instruments

We enter into various futures, forwards and swaps to economically hedge certain of our seed money investments. In addition, we have currency forwards that economically hedge certain cash accounts. We do not hold any derivatives designated in a formal hedge relationship under ASC 815-10, Derivatives and Hedging.

The following tables present the notional value and fair value as of September 30, 2013 and December 31, 2012 for derivative instruments not designated as hedging instruments:

		Fair Value
	Notional Value	Asset Derivatives	Liability Derivatives
	(in thousands)
September 30, 2013:
Exchange-traded futures	$70,464	$700	$354
Currency forwards	108,841	523	839
Interest rate swaps	32,365	788	598
Credit default swaps	50,430	944	347
Option swaps	98	136	39
Total return swaps	99,804	1,490	1,612
Total derivatives	$362,002	$4,581	$3,789

		Fair Value
	Notional Value	Asset Derivatives	Liability Derivatives
	(in thousands)
December 31, 2012:
Exchange-traded futures	$89,901	$64	$1,598
Currency forwards	80,445	473	429
Interest rate swaps	55,435	73	888
Credit default swaps	53,775	457	272
Option swaps	103	83	92
Total return swaps	90,673	1,475	3,791
Total derivatives	$370,332	$2,625	$7,070

As of September 30, 2013 and December 31, 2012, the derivative assets and liabilities are included in both receivables and payables to brokers and dealers on our condensed consolidated statements of financial condition.

The following table presents the gains and losses recognized in investment gains (losses) in the condensed consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)

Exchange-traded futures	$(4,664)	$(5,608)	$(6,909)	$(14,156)
Currency forwards	(2,365)	(1,019)	(1,983)	165
Interest rate swaps	(169)	(699)	337	(1,422)
Credit default swaps	(506)	(3,751)	(507)	(7,102)
Options swaps	(29)	(222)	(215)	(311)
Total return swaps	(2,030)	(2,311)	(2,631)	(4,866)
Balance as of end of period	$(9,763)	$(13,610)	$(11,908)	$(27,692)

We may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. We take steps to minimize our counterparty exposure through a credit review and approval process. In addition, we executed various collateral arrangements with counterparties to the over-the-counter derivative transactions that require both pledging and accepting collateral in the form of cash. As of September 30, 2013 and December 31, 2012, we held $1.4 million and $1.5 million, respectively, of cash collateral payable to trade counterparties. This obligation to return cash is reported in payables to brokers and dealers in our condensed consolidated statements of financial condition.

Although notional amount is the most commonly used measure of volume in the derivative market, it is not used as a measure of credit risk. Generally, the current credit exposure of our derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received. A derivative with positive value (a derivative asset) indicates existence of credit risk because the counterparty would owe us if the contract were closed. Alternatively, a derivative contract with negative value (a derivative liability) indicates we would owe money to the counterparty if the contract were closed. Generally, if there is more than one derivative transaction with a single counterparty, a master netting arrangement exists with respect to derivative transactions with that counterparty to provide for aggregate net settlement.

Certain of our standardized contracts for over-the-counter derivative transactions (“ISDA Master Agreements”) contain credit risk related contingent provisions regarding each counterparty’s credit rating. In some ISDA Master Agreements, if a counterparty’s credit rating (or in some agreements, our AUM) falls below a specified threshold, either a default or a termination event permitting the counterparty to terminate the ISDA Master Agreement would be triggered. In all agreements that provide for collateralization, various levels of collateralization of net liability positions are applicable, depending on the credit rating of the counterparty. As of September 30, 2013 and December 31, 2012, we delivered $5.0 million and $8.4 million, respectively, of cash collateral into brokerage accounts, which is reported in cash and cash equivalents in our condensed consolidated statements of financial condition.

10.	Offsetting Assets and Liabilities

Effective January 1, 2013, we adopted ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The amended standard requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Derivative instruments (see Note 9), which are subject to master netting arrangements, are not considered material and are excluded from the below disclosures.

The following table presents offsetting of securities borrowed as of September 30, 2013 and December 31, 2012:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount
	(in thousands)

September 30, 2013	$61,488	$—	$61,488	$—	$61,488	$—
December 31, 2012	$106,350	$—	$106,350	$—	$106,350	$—

The following table presents offsetting of securities loaned as of September 30, 2013 and December 31, 2012:

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
	(in thousands)

September 30, 2013	$41,747	$—	$41,747	$—	$41,747	$—
December 31, 2012	$12,517	$—	$12,517	$—	$12,517	$—

11.	Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

•	Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

•	Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

•	Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize the valuation of our financial instruments by pricing observability levels as of September 30, 2013 and December 31, 2012:

	September 30, 2013
	Level 1	Level 2	Level 3	Total
	(in thousands)

Money markets	$277,072	$—	$—	$277,072
U.S. Treasury Bills	—	823,468	—	823,468
U.K. Treasury Bills	—	125	—	125
Equity securities
Growth	94,987	—	—	94,987
Value	46,753	—	—	46,753
Multi-asset and asset allocation	52,603	—	—	52,603
Other(1)	61,469	—	—	61,469
Fixed Income securities
Taxable(2)	149,472	3,150		152,622
Tax-exempt(3)	3,694	836		4,530
Derivatives	700	3,881	—	4,581
Long exchange-traded options	14,315	—	—	14,315
Private equity	3,471	20,926	59,796	84,193
Total assets measured at fair value	$704,536	$852,386	$59,796	$1,616,718

Securities sold not yet purchased
Short equities – corporate	$46,596	$—	$—	$46,596
Short exchange-traded options	13,086	—	—	13,086
Derivatives	354	3,435	—	3,789
Total liabilities measured at fair value	$60,036	$3,435	$—	$63,471

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands)

Money markets	$170,120	$—	$—	$170,120
U.S. Treasury Bills	—	1,537,150	—	1,537,150
U.K. Treasury Bills	—	125	—	125
Equity securities
Growth	125,242	—	—	125,242
Value	36,126	—	—	36,126
Multi-asset and asset allocation	59,449	—	—	59,449
Other(1)	39,702	—	—	39,702
Fixed Income securities
Taxable(2)	177,635	1,219	—	178,854
Tax-exempt(3)	5,661	797	—	6,458
Derivatives	64	2,561	—	2,625
Long exchange-traded options	15,087	—	—	15,087
Private equity	7,695	—	76,953	84,648
Total assets measured at fair value	$636,781	$1,541,852	$76,953	$2,255,586

Securities sold not yet purchased
Short equities – corporate	$54,370	$—	$—	$54,370
Short exchange-traded options	9,197	—	—	9,197
Other	271	—	—	271
Derivatives	1,598	5,472	—	7,070
Total liabilities measured at fair value	$65,436	$5,472	$—	$70,908
________________
(1)	Primarily long positions in corporate equities traded through our options desk.
(2)	Primarily corporate and government securities.
(3)	Primarily municipal bonds.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

•	Money markets: We invest excess cash in various money market funds that are valued based on quoted prices in active markets; these are included in Level 1 of the valuation hierarchy.

•	Treasury Bills: We hold United States Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. We also hold United Kingdom Treasury Bills. These securities are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

•	Equity and fixed income securities: Our equity and fixed income securities consist principally of company-sponsored mutual funds with net asset values and various separately-managed portfolios consisting primarily of equity and fixed income securities with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy. In addition, some securities are valued based on observable inputs from recognized pricing vendors, which are included in Level 2 of the valuation hierarchy.

•	Derivatives: We hold exchange-traded futures with counterparties that are included in Level 1 of the valuation hierarchy. In addition, we also hold currency forward contracts, interest rate swaps, credit default swaps, option swaps and total return swaps with counterparties that are included in Level 2 of the valuation hierarchy.

•	Options: We hold long exchange-traded options that are included in Level 1 of the valuation hierarchy.

•	Private equity: Generally, the valuation of private equity investments owned by our consolidated venture capital fund requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such investments. Private equity investments are valued initially at cost. The carrying values of private equity investments are adjusted either up or down from cost to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing review in accordance with our valuation policies and procedures. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation including, but not limited to, current operating performance and future expectations of investee companies, industry valuations of comparable public companies, changes in market outlooks and the third party financing environment over time. In determining valuation adjustments resulting from the investment review process, particular emphasis is placed on current company performance and market conditions. For these reasons, which make the fair value of private equity investments unobservable, equity investments are included in Level 3 of the valuation hierarchy. However, if private equity investments owned by our consolidated venture capital fund become publicly-traded, they are included in Level 1 of the valuation hierarchy. Also, if they contain trading restrictions, publicly-traded equity investments are included in Level 2 of the valuation hierarchy. During the first quarter of 2012, one of our private securities went public and, due to a trading restriction period, $13.5 million was transferred from a Level 3 classification to a Level 2 classification. During the third quarter of 2012, the trading restriction period of one of our public securities lapsed and as a result, $6.0 million was transferred from a Level 2 classification to a Level 1 classification. During the second quarter of 2013, one of our private securities went public and, due to a trading restriction period, $19.2 million was transferred from a Level 3 classification to a Level 2 classification.

•	Securities sold not yet purchased: Securities sold not yet purchased, primarily reflecting short positions in equities and exchange-traded options, are included in Level 1 of the valuation hierarchy.

The following table summarizes the change in carrying value associated with Level 3 financial instruments carried at fair value:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)

Balance as of beginning of period	$61,426	$57,908	$76,953	$64,466

Transfers out	—	—	(19,220)	(13,548)
Purchases	2,289	3,467	2,386	7,300
Sales	(2,632)	—	(2,666)	(1,823)
Realized gains (losses), net	—	(8,379)	(6,581)	(7,524)
Unrealized gains (losses), net	(1,287)	8,666	8,924	12,791
Balance as of end of period	$59,796	$61,662	$59,796	$61,662

Transfers into and out of all levels of the fair value hierarchy are reflected at end-of-period fair values. Realized and unrealized gains and losses on Level 3 financial instruments are recorded in investment gains and losses in the condensed consolidated statements of income. A majority of the Level 3 investments are private equity investments owned by our consolidated venture capital fund, of which we own 10% and non-controlling interests own 90%.

The following table provides quantitative information about Level 3 fair value measurements:

	Fair Value as of September 30, 2013	Valuation Technique	Unobservable Input	Range
	(in thousands)
Private Equity:

Technology, Media and Telecommunications	$22,127	Market comparable companies	Revenue multiple	2.5 – 3.5
			Discount rate	18%
			Discount years	1.25

Healthcare and Cleantech	$2,768	Market comparable companies	Revenue multiple(1)	0.7 – 55.8
			R&D multiple(1)	1.1 – 27.1
			Discount for lack of marketability and risk factors	50-60%
________________
(1)	The median for the Healthcare and Cleantech revenue multiple is 7.6; the median R&D multiple is 6.9.

The significant unobservable inputs used in the fair value measurement of the reporting entities’ venture capital securities in the technology, media and telecommunications areas are enterprise value to revenue multiples and a discount rate to account for the time until the securities are likely monetized and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

The significant unobservable inputs used in the fair value measurement of the reporting entities’ venture capital securities in the healthcare and cleantech areas are enterprise value to revenue multiples, enterprise value to R&D investment multiples, and a discount for lack of marketability and various risk factors. Significant increases (decreases) in the enterprise value to revenue multiple and enterprise value to R&D investment multiple inputs in isolation would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in the discount for lack of marketability and various risk factors in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the level of enterprise value to revenue multiple is accompanied by a directionally similar change in the assumption used for the enterprise value to R&D multiple. In addition, a change in the assumption used for the discount for lack of marketability and various risk factors is not correlated to changes in the assumptions used for the enterprise value to revenue multiple or the enterprise value to R&D investment multiple.

One of our private equity investments is a venture capital fund (fair value of $29.7 million and unfunded commitment of $10.8 million as of September 30, 2013) that invests in communications, consumer, digital media, healthcare and information technology markets. Another is an investment in a private equity fund focused exclusively on the energy sector (fair value of $5.0 million and unfunded commitment of $0.1 million as of September 30, 2013). In addition, one of the investments included in our consolidated private equity fund (fair value of $0.2 million and no unfunded commitments as of September 30, 2013) is a venture capital fund investing in clean energy, resource and energy efficiency and other sustainable industries. The fair value of each of these investments has been estimated using the capital account balances provided by the partnerships. The interests in these partnerships cannot be redeemed.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the nine months ended September 30, 2013 or during the year ended December 31, 2012.

12.	Commitments and Contingencies

Legal Proceedings

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, the litigation is in its early stages, or when the litigation is highly complex or broad in scope. In such cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

During the first quarter of 2012, we received a legal letter of claim (the “Letter of Claim”) sent on behalf of a former European pension fund client, alleging that AllianceBernstein Limited (a wholly-owned subsidiary of ours organized in the U.K.) was negligent and failed to meet certain applicable standards of care with respect to the initial investment in and management of a £500 million portfolio of U.S. mortgage-backed securities. The alleged damages range between $177 million and $234 million, plus compound interest on an alleged $125 million of realized losses in the portfolio. We believe that any losses to this client resulted from adverse developments in the U.S. housing and mortgage market that precipitated the financial crisis in 2008 and not any negligence or failure on our part. We believe that we have strong defenses to these claims, which are set forth in our October 12, 2012 response to the Letter of Claim, and will defend this matter vigorously. Currently, we are unable to estimate a reasonably possible range of loss because the matter remains in its early stages.

In addition to the Letter of Claim, we are involved in various other matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege significant damages.

In management’s opinion, an adequate accrual has been made as of September 30, 2013 to provide for any probable losses regarding any litigation matters for which we can reasonably estimate an amount of loss. It is reasonably possible that we could incur additional losses pertaining to these matters, but currently we are unable to estimate any such additional losses.

Management, after consultation with legal counsel, currently believes that the outcome of any matter that is pending or threatened, or all of them combined, will not have a material adverse effect on our results of operations, financial condition or liquidity. However, as any inquiry, proceeding or litigation has an element of uncertainty, management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on our results of operation, financial condition or liquidity in any future reporting period.

13.	Goodwill

In 2000, AllianceBernstein acquired the business and assets of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. (“Bernstein”), and assumed the liabilities of Bernstein (“Bernstein Transaction”). The purchase price consisted of a cash payment of approximately $1.5 billion and 40.8 million newly-issued AllianceBernstein Units. The Bernstein Transaction was accounted for under the purchase method and the cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, resulted in the recognition of goodwill of approximately $3.0 billion.

As of September 30, 2013, goodwill of $3.0 billion on the consolidated statement of financial condition included $2.8 billion as a result of the Bernstein Transaction and $154 million in regard to various smaller acquisitions. We have determined that AllianceBernstein has only one reporting segment and reporting unit.

We test our goodwill annually, as of September 30, for impairment. As of September 30, 2013, the impairment test indicated that goodwill was not impaired. The carrying value of goodwill is also reviewed if facts and circumstances occur that suggest possible impairment, such as significant declines in AUM, revenues, earnings or the price of a Holding Unit.

14.	Units Outstanding

Changes in units outstanding during the three-month and nine-month periods ended September 30, 2013 were as follows:

	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2013

Outstanding as of beginning of period	278,374,893	277,600,901
Options exercised	33,903	812,642
Units issued	—	—
Units retired	(13,936,468)	(13,941,215)
Outstanding as of September 30, 2013	264,472,328	264,472,328

During the third quarter and the first nine months of 2013, we purchased 17,468 and 22,215 AllianceBernstein Units, respectively, in private transactions and retired them.

As discussed in Note 3, on July 1, 2013, management of AllianceBernstein and Holding retired all unallocated Holding Units in AllianceBernstein’s consolidated rabbi trust, and continued to retire units during the third quarter of 2013 as we purchased Holding Units on the open market.

15.	Debt

As of September 30, 2013 and December 31, 2012, AllianceBernstein had $143.0 million and $323.2 million, respectively, in commercial paper outstanding with weighted average interest rates of approximately 0.2% and 0.5%, respectively. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value. Average daily borrowings of commercial paper during the first nine months of 2013 and the full year 2012 were $330.6 million and $404.9 million, respectively, with weighted average interest rates of approximately 0.3% and 0.4%, respectively.

As of September 30, 2013, SCB LLC had bank loans outstanding of $20.0 million at a rate of 1.0%; there were no bank loans outstanding as of December 31, 2012.

16. Changes in Capital

Changes in capital as of September 30, 2013 consisted of:

	Partners’ Capital Attributable to AllianceBernstein Unitholders	Non-Controlling Interests In Consolidated Entities	Total Capital
	(in thousands)

Balance as of December 31, 2012	$3,759,766	$43,502	$3,803,268
Comprehensive income:
Net income	335,178	6,304	341,482
Other comprehensive income, net of tax:
Unrealized gains on investments	88	—	88
Foreign currency translation adjustment	(9,463)	(157)	(9,620)
Changes in employee benefit related items	235	—	235
Comprehensive income	326,038	6,147	332,185

Cash distributions to General Partner and unitholders	(338,112)	—	(338,112)
Receivables from affiliates	(4,517)	—	(4,517)
Compensation-related transactions	126,090	—	126,090
Other	(462)	(4,355)	(4,817)
Balance as of September 30, 2013	$3,868,803	$45,294	$3,914,097

As of June 30, 2013, AllianceBernstein had a due from Holding balance of $9.2 million. During the second quarter of 2013, management determined that the liability should be settled only upon liquidation of Holding. As a result of this determination, and due to the affiliated nature of Holding and AllianceBernstein, this receivable is included in AllianceBernstein’s partners’ capital (as receivables from affiliates) in the condensed consolidated statement of financial condition as of September 30, 2013.

Changes in capital as of September 30, 2012 consisted of:

	Partners’ Capital Attributable to AllianceBernstein Unitholders	Non-Controlling Interests In Consolidated Entities	Total Capital
	(in thousands)

Balance as of December 31, 2011	$3,975,462	$54,025	$4,029,487
Comprehensive income:
Net income	117,217	1,985	119,202
Other comprehensive income, net of tax:
Unrealized gains on investments	553	—	553
Foreign currency translation adjustment	4,973	9	4,982
Changes in employee benefit related items	48	—	48
Comprehensive income	122,791	1,994	124,785

Cash distributions to General Partner and unitholders	(206,694)	—	(206,694)
Capital contributions (distributions)	2,522	(9,833)	(7,311)
Purchase of AllianceBernstein Units	(3,049)	—	(3,049)
Compensation-related transactions	13,410	—	13,410
Balance as of September 30, 2012	$3,904,442	$46,186	$3,950,628

Deferred taxes are not recognized on foreign currency translation adjustments for foreign subsidiaries whose earnings are considered permanently invested outside the United States.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

During the third quarter of 2013, our net outflows turned negative for the first time since the third quarter of 2012, as uncertainties over the direction of U.S. interest rates, the next Federal Reserve Chairman, the timing for tapering of bond buybacks by the Federal Reserve and a looming debt ceiling debate created volatile global debt and equity markets during the quarter. These market dynamics most significantly affected flows in our Institutional and Retail channels. By contrast, there was sequential gross sales growth in our Private Client channel (which improved sequential net outflows), with clients responding favorably to our broader set of offerings and improved equity portfolio returns.

Our total assets under management (“AUM”) as of September 30, 2013 were $445.2 billion, up $10.6 billion, or 2.4%, compared to June 30, 2013, and up $26.3 billion, or 6.3%, compared to September 30, 2012. During the third quarter of 2013, AUM increased as a result of market appreciation of $15.4 billion, partially offset by net outflows of $4.8 billion (Institutional outflows of $3.5 billion, Private Client outflows of $0.7 billion and Retail outflows of $0.6 billion). During the twelve months ended September 30, 2013, AUM increased as a result of market appreciation of $23.3 billion and net inflows of $3.0 billion (Institutional inflows of $7.5 billion and Retail inflows of $1.7 billion, partially offset by Private Client outflows of $6.2 billion).

Institutional AUM increased $3.4 billion, or 1.6%, to $227.3 billion during the third quarter of 2013, due to market appreciation of $6.9 billion, partially offset by net outflows of $3.5 billion. Redemptions and terminations decreased 19.1% sequentially from $3.2 billion during the second quarter of 2013 to $2.6 billion during the third quarter of 2013. However, gross sales decreased 40.7% sequentially from $7.7 billion to $4.5 billion and there were $5.4 billion of negative cash flows. During the third quarter, our Institutional sales were strongest in the Americas and Asia ex-Japan regions, where we won several equity and fixed income mandates.

Retail AUM increased $5.4 billion, or 3.8%, to $149.8 billion during the third quarter of 2013, due to market appreciation of $6.0 billion, partially offset by net outflows of $0.6 billion. Redemptions and terminations decreased 28.7% sequentially from $15.9 billion during the second quarter of 2013 to $11.3 billion during the third quarter of 2013. Our sales were strong in the U.S., where we had notable success with Select U.S. Equity Long/Short and U.S. High Income, but overall gross sales decreased 13.9% sequentially from $14.4 billion to $12.4 billion.

Private Client AUM increased $1.8 billion, or 2.6%, to $68.1 billion during the third quarter of 2013, due to market appreciation of $2.5 billion, partially offset by net outflows of $0.7 billion. Gross sales increased 38.7% sequentially from $1.2 billion during the second quarter of 2013 to $1.8 billion during the third quarter of 2013, resulting in a 40.0% decrease in net outflows.

Bernstein Research Services revenue for the third quarter of 2013 was $107.3 million, up $6.7 million, or 6.7%, compared to the third quarter of 2012, as a result of improving market volume, especially in Europe and Asia.

Net revenues for the third quarter of 2013 decreased $2.1 million, or 0.3%, to $706.1 million from $708.2 million in the third quarter of 2012. The decrease primarily resulted from lower performance-based fees of $39.6 million (due to the recognition of $39.6 million of performance-based fees in the third quarter of 2012 upon liquidation of our Public-Private Investment Partnership fund), partially offset by higher base advisory fees of $24.6 million, higher distribution revenues of $8.4 million and higher Bernstein Research Services revenues of $6.7 million. Operating expenses for the third quarter of 2013 decreased $166.5 million, or 21.8%, to $597.5 million from $764.0 million in the third quarter of 2012. The decrease was due primarily to lower real estate charges of $144.0 million and lower general and administrative expenses of $30.9 million, partially offset by higher promotion and servicing expenses of $7.0 million. Finally, by closely monitoring expenses during the quarter, we achieved a 22.6% adjusted operating margin, up 2.4 percentage points from the same period last year.

Pending Acquisition

In August 2013, we announced that AllianceBernstein and W.P. Stewart & Co., Ltd. (“WPS”) entered into a definitive agreement whereby AllianceBernstein will acquire WPS, an equity investment manager that manages approximately $2 billion in U.S., Global and EAFE concentrated growth equity strategies for institutional and retail clients, primarily in the U.S. and Europe.

We anticipate that the transaction will close in December 2013, at which time AllianceBernstein will pay WPS shareholders $12 per share in cash and will issue to WPS shareholders transferable contingent value rights entitling the holders to an additional cash payment of $4 per share if the assets under management in the acquired WPS investment services reach $5 billion on or before the third anniversary of the closing. WPS currently has approximately 5 million shares outstanding. The acquisition will not have a material impact on our 2013 financial condition or results of operations.

Fourth Quarter 2013 Holding Trading Window

Our trading window for employees to trade in Holding Units (NYSE: AB) will temporarily close from Monday, December 2, 2013 through (and including) Thursday, December 5, 2013, during which period we anticipate that most, if not all, incentive compensation award program (“ICAP”) Holding Unit distributions (representing portions of ICAP awards made in previous years scheduled to vest on December 1, 2013) will be delivered to ICAP participants. We anticipate that the trading window will re-open from Friday, December 6, 2013 through (and including) Monday, December 16, 2013, during which period employees will be permitted to trade in Holding Units. Sales of Holding Units by employees during this period, depending upon the volume of such sales, may cause downward pressure on the price of a Holding Unit. In 2012, approximately 3.8 million Holding Units were delivered to ICAP participants, of which approximately 31% were sold before the trading window closed on December 17, 2012. On December 1, 2013, approximately 4.4 million Holding Units are scheduled to be delivered to ICAP participants.

MONY

On October 1, 2013, AXA completed the sale of one of its subsidiaries, MONY Life Insurance Company (“MONY”), to an unaffiliated third party. As a result, we lost approximately $7 billion in MONY fixed income assets during October, which represented most of the approximately $8 billion in total assets we managed for them as of September 30, 2013. The loss of these assets will not have a material impact on our revenues as these are low fee assets. We expect to ultimately lose the remainder of the assets though the timing is uncertain.

Assets Under Management

During the first quarter of 2013, we altered our AUM disclosure in order to provide greater transparency regarding the impact of prevailing industry trends on our asset mix and fee realization rate. The new disclosure addresses the long-term industry-wide trend of increasing asset flows into passive products by providing a breakout of both equity and fixed income AUM into actively managed assets and passively managed assets, which include index, enhanced index and factor-based strategies. In addition, in acknowledgement of our significant growth in fixed income assets over the past several years and the current size of the business, we now break out our active fixed income AUM into taxable and tax-exempt assets.

Assets under management by distribution channel were as follows:

	As of September 30,
	2013	2012	$ Change	% Change
	(in billions)

Institutions	$227.3	$214.4	$12.9	6.0%
Retail	149.8	136.4	13.4	9.8
Private Client	68.1	68.1	—	—
Total	$445.2	$418.9	$26.3	6.3

Assets under management by investment service were as follows:

	As of September 30,
	2013	2012	$ Change	% Change
	(in billions)
Equity
Actively Managed	$100.7	$100.3	$0.4	0.4%
Passively Managed(1)	46.2	36.7	9.5	25.9
Total Equity	146.9	137.0	9.9	7.2

Fixed Income
Actively Managed
Taxable	219.4	212.2	7.2	3.4
Tax–exempt	29.4	31.6	(2.2)	(6.7)
	248.8	243.8	5.0	2.1
Passively Managed(1)	9.3	6.8	2.5	35.7
Total Fixed Income	258.1	250.6	7.5	3.0

Other(2)	40.2	31.3	8.9	28.5
Total	$445.2	$418.9	$26.3	6.3
_____________

(1)	Includes index, enhanced index and factor-based strategies.
(2)	Includes asset allocation services and certain other alternative investments.

Changes in assets under management for the three-month, nine-month and twelve-month periods ended September 30, 2013 were as follows:

	Distribution Channel
	Institutions	Retail	Private Client	Total
	(in billions)

Balance as of June 30, 2013	$223.9	$144.4	$66.3	$434.6
Long-term flows:
Sales/new accounts	4.5	12.4	1.8	18.7
Redemptions/terminations	(2.6)	(11.3)	(2.0)	(15.9)
Cash flow/unreinvested dividends	(5.4)	(1.7)	(0.5)	(7.6)
Net long-term (outflows)	(3.5)	(0.6)	(0.7)	(4.8)
Market appreciation	6.9	6.0	2.5	15.4
Net change	3.4	5.4	1.8	10.6
Balance as of September 30, 2013	$227.3	$149.8	$68.1	$445.2

Balance as of December 31, 2012	$219.8	$144.4	$65.8	$430.0
Long-term flows:
Sales/new accounts	19.4	41.4	4.9	65.7
Redemptions/terminations	(9.3)	(39.7)	(6.7)	(55.7)
Cash flow/unreinvested dividends	(5.6)	(5.3)	(1.1)	(12.0)
Net long-term inflows (outflows)	4.5	(3.6)	(2.9)	(2.0)
Market appreciation	3.0	9.0	5.2	17.2
Net change	7.5	5.4	2.3	15.2
Balance as of September 30, 2013	$227.3	$149.8	$68.1	$445.2

Balance as of September 30, 2012	$214.4	$136.4	$68.1	$418.9
Long-term flows:
Sales/new accounts	26.2	57.8	5.8	89.8
Redemptions/terminations	(14.6)	(48.7)	(9.9)	(73.2)
Cash flow/unreinvested dividends	(4.1)	(7.4)	(2.1)	(13.6)
Net long-term inflows (outflows)	7.5	1.7	(6.2)	3.0
Transfers	0.1	(0.1)	—	—
Market appreciation	5.3	11.8	6.2	23.3
Net change	12.9	13.4	—	26.3
Balance as of September 30, 2013	$227.3	$149.8	$68.1	$445.2

	Investment Service
	Equity Actively Managed	Equity Passively Managed (1)	Fixed Income Actively Managed - Taxable	Fixed Income Actively Managed -Tax-Exempt	Fixed Income Passively Managed (1)	Other(2)	Total
	(in billions)

Balance as of June 30, 2013	$96.2	$44.4	$219.4	$29.9	$8.2	$36.5	$434.6
Long-term flows:
Sales/new accounts	4.3	2.1	9.5	1.2	0.9	0.7	18.7
Redemptions/terminations	(4.8)	—	(9.3)	(1.3)	(0.2)	(0.3)	(15.9)
Cash flow/unreinvested dividends	(2.6)	(3.3)	(3.0)	(0.4)	0.2	1.5	(7.6)
Net long-term (outflows) inflows	(3.1)	(1.2)	(2.8)	(0.5)	0.9	1.9	(4.8)
Market appreciation	7.6	3.0	2.8	—	0.2	1.8	15.4
Net change	4.5	1.8	—	(0.5)	1.1	3.7	10.6
Balance as of September 30, 2013	$100.7	$46.2	$219.4	$29.4	$9.3	$40.2	$445.2

Balance as of December 31, 2012	$95.4	$40.3	$224.0	$30.8	$7.9	$31.6	$430.0
Long-term flows:
Sales/new accounts	12.6	3.1	40.8	4.2	1.3	3.7	65.7
Redemptions/terminations	(17.6)	(0.6)	(31.9)	(3.9)	(0.6)	(1.1)	(55.7)
Cash flow/unreinvested dividends	(4.9)	(3.5)	(6.0)	(1.1)	0.7	2.8	(12.0)
Net long-term (outflows) inflows	(9.9)	(1.0)	2.9	(0.8)	1.4	5.4	(2.0)
Market appreciation (depreciation)	15.2	6.9	(7.5)	(0.6)	—	3.2	17.2
Net change	5.3	5.9	(4.6)	(1.4)	1.4	8.6	15.2
Balance as of September 30, 2013	$100.7	$46.2	$219.4	$29.4	$9.3	$40.2	$445.2

Balance as of September 30, 2012	$100.3	$36.7	$212.2	$31.6	$6.8	$31.3	$418.9
Long-term flows:
Sales/new accounts	14.6	5.2	58.1	5.5	2.0	4.4	89.8
Redemptions/terminations	(26.3)	(0.7)	(38.8)	(5.3)	(0.6)	(1.5)	(73.2)
Cash flow/unreinvested dividends	(6.4)	(2.4)	(6.2)	(2.0)	1.4	2.0	(13.6)
Net long-term (outflows) inflows	(18.1)	2.1	13.1	(1.8)	2.8	4.9	3.0
Market appreciation (depreciation)	18.5	7.4	(5.9)	(0.4)	(0.3)	4.0	23.3
Net change	0.4	9.5	7.2	(2.2)	2.5	8.9	26.3
Balance as of September 30, 2013	$100.7	$46.2	$219.4	$29.4	$9.3	$40.2	$445.2
_________________________
(1)	Includes index, enhanced index and factor-based strategies.
(2)	Includes asset allocation services and certain other alternative investments.

Average assets under management by distribution channel and investment service were as follows:

	Three Months Ended				Nine Months Ended
	9/30/13	9/30/12	$ Change	% Change	9/30/13	9/30/12	$ Change	% Change
	(in billions)

Distribution Channel:
Institutions	$225.7	$213.3	$12.4	5.8%	$225.5	$219.4	$6.1	2.8%
Retail	147.0	130.0	17.0	13.1	148.4	124.3	24.1	19.4
Private Client	67.2	67.7	(0.5)	(0.8)	67.3	69.5	(2.2)	(3.2)
Total	$439.9	$411.0	$28.9	7.0	$441.2	$413.2	$28.0	6.8

Investment Service:
Equity Actively Managed	$98.9	$101.7	$(2.8)	(2.8)%	$98.5	$114.1	$(15.6)	(13.6)%
Equity Passively Managed (1)	45.4	35.7	9.7	27.2	44.1	35.3	8.8	24.9
Fixed Income Actively Managed - Taxable	219.4	205.0	14.4	7.0	223.9	196.4	27.5	14.0
Fixed Income Actively Managed – Tax-exempt	29.5	31.3	(1.8)	(6.0)	30.3	31.0	(0.7)	(2.1)
Fixed Income Passively Managed(1)	8.8	5.9	2.9	49.1	8.4	5.4	3.0	55.3
Other (2)	37.9	31.4	6.5	20.7	36.0	31.0	5.0	16.1
Total	$439.9	$411.0	$28.9	7.0	$441.2	$413.2	$28.0	6.8
_________________________
(1)	Includes index, enhanced index and factor-based strategies.
(2)	Includes asset allocation services and certain other alternative investments.

Our Institutional channel third quarter average AUM of $225.7 billion increased by $12.4 billion, or 5.8%, compared to the third quarter of 2012. This is primarily due to our Institutional channel AUM increasing $12.9 billion, or 6.0%, over the last twelve months to $227.3 billion at September 30, 2013. The $12.9 billion increase in AUM over the past twelve months was primarily due to $7.5 billion of net inflows (consisting of inflows of $13.6 billion in Fixed Income and $4.2 billion in Other, partially offset by outflows of $10.3 billion in Equity services) and market appreciation of $5.3 billion.

Our Retail channel third quarter average AUM of $147.0 billion increased by $17.0 billion, or 13.1%, compared to the third quarter of 2012. This is primarily due to our Retail channel AUM increasing $13.4 billion, or 9.8%, over the last twelve months to $149.8 billion at September 30, 2013. The $13.4 billion increase in AUM over the past twelve months was primarily due to market appreciation of $11.8 billion and $1.7 billion of net inflows (consisting of inflows of $4.1 billion in Fixed Income and $0.2 billion in Other, partially offset by outflows of $2.6 billion in Equity services). The increase in average AUM being $3.6 billion greater than the increase in period-end AUM over the past twelve months is primarily due to generally positive flows over the first eight months and large outflows in June.

Our Private Client channel third quarter average AUM of $67.2 billion declined by $0.5 billion, or 0.8%, compared to the third quarter of 2012, primarily due to our Private Client channel AUM remaining at $68.1 billion during the last twelve months. Net outflows of $6.2 billion in the twelve months ended September 30, 2013 (consisting of outflows of $3.1 billion in Equity services and $3.5 billion in Fixed Income, partially offset by inflows $0.4 billion in Other) were offset by market appreciation of $6.2 billion.

Absolute investment composite returns, net of fees, and relative performance compared to benchmarks for certain representative Institutional (except as otherwise indicated) Equity (our “core equities services”) and Fixed Income services were as follows:

	For the Three Months Ended September 30, 2013	For the Nine Months Ended September 30, 2013

Global High Income (fixed income)
Absolute return	2.4%	3.3%
Relative return (vs. 33% Barclays High Yield, 33% JPM EMBI Global and 33% JPM GBI-EM)	0.8	6.2
Global Fixed Income (fixed income)
Absolute return	2.4	(4.1)
Relative return (vs. CITI WLD GV BD-USD/JPM GLBL BD)	(0.5)	(1.1)
Intermediate Municipal Bonds (fixed income) (Private Client composite)
Absolute return	0.5	(1.4)
Relative return (vs. Lipper Short/Int. Blended Muni Fund Avg)	0.2	0.1
U.S. Strategic Core Plus (fixed income)
Absolute return	0.6	(2.1)
Relative return (vs. Barclays U.S. Aggregate)	0.0	(0.2)
Emerging Market Debt (fixed income)
Absolute return	0.7	(7.6)
Relative return (vs. JPM EMBI Global/JPM EMBI)	(0.1)	(0.2)
Global Plus (fixed income)
Absolute return	2.3	(3.0)
Relative return (vs. Barclays Global Aggregate)	(0.5)	(0.8)
Emerging Markets Value
Absolute return	7.1	(9.2)
Relative return (vs. MSCI EM Index)	1.4	(4.9)
Global Value
Absolute return	9.9	22.3
Relative return (vs. MSCI World Index)	1.7	5.0
International Value
Absolute return	11.4	16.3
Relative return (vs. MSCI EAFE Index)	(0.2)	0.1
U.S. Small & Mid Cap Value
Absolute return	7.6	26.3
Relative return (vs. Russell 2500 Value Index)	1.2	3.8
U.S. Strategic Value
Absolute return	5.0	25.8
Relative return (vs. Russell 1000 Value Index)	1.0	5.3
U.S. Small Cap Growth
Absolute return	14.7	33.8
Relative return (vs. Russell 2000 Growth Index)	1.8	1.3
U.S. Large Cap Growth
Absolute return	11.2	23.1
Relative return (vs. Russell 1000 Growth Index)	3.1	2.2
U.S. Strategic Growth (Private Client composite)
Absolute return	11.4	23.0
Relative return (vs. S&P 500 Index)	6.1	3.2
Select U.S. Equity
Absolute return	3.9	19.2
Relative return (vs. S&P 500 Index)	(1.3)	(0.6)
International Style Blend – Developed
Absolute return	11.1	16.6
Relative return (vs. MSCI EAFE Index)	(0.5)	0.4

During the third quarter of 2013, evidence of faster growth across developed economies contributed to significant concerns regarding rising interest rates and continued outflows from bond funds around the world. However, in contrast to the second quarter, fund outflows were less severe, bond yields rose more modestly and credit spreads narrowed somewhat, with credit sectors outperforming most developed-market government debt. Currency volatility escalated in the third quarter as uncertainty increased regarding central-bank policies worldwide. Amid this environment, performance across our fixed income services was mixed.

Underweights in Japan and peripheral European countries detracted from relative returns in our global multisector portfolios, as did our short positions in several developed market currencies compared to the U.S. dollar. Our emerging market debt portfolios are also modestly behind their benchmarks after fees, largely due to security selection. Performance in our U.S. multisector portfolios was in line with their benchmarks, with credit sector overweights helping, but security selection in the mortgage sector and short currency positions detracting. Performance in our global high income portfolios exceeded benchmarks due to the portfolios’ underweight in emerging market debt in favor of high yield corporates.

The municipal yield curve steepened more dramatically than the U.S. Treasury yield curve, with the longest-maturity bonds underperforming. Our intermediate municipal portfolios outperformed due in large part to our underweight in long-maturity bonds, as well as an overweight to A-rated debt which outperformed lower-rated municipals.

For the nine months ended September 30, 2013, our global, emerging, and U.S. multisector portfolios are underperforming their benchmarks after fees; our intermediate municipal and global high income portfolios are outperforming their benchmarks.

Performance of our Equity services continued to improve over the three- and nine-month periods ending September 30, 2013, with the great majority outperforming their benchmarks over both periods. Emerging Markets Value was an exception, outperforming in the third quarter but continuing to lag its benchmark for the year, as long-term value characteristics, such as inexpensive cash flows, only began to return to favor in emerging markets during the third quarter, rather later than in other parts of the world. International Value and International Style Blend were slightly behind their benchmark for the quarter but slightly ahead for the year, while U.S. Select Equity lagged modestly over both periods.

Consolidated Results of Operations

	Three Months Ended				Nine Months Ended
	9/30/13	9/30/12	$ Change	% Change	9/30/13	9/30/12	$ Change	% Change
	(in millions, except per unit amounts)

Net revenues	$706.1	$708.2	$(2.1)	(0.3)%	$2,149.5	$2,032.1	$117.4	5.8%
Expenses	597.5	764.0	(166.5)	(21.8)	1,780.0	1,907.9	(127.9)	(6.7)
Operating income	108.6	(55.8)	164.4	n/m	369.5	124.2	245.3	197.5
Income taxes	7.3	(7.6)	14.9	n/m	28.0	5.0	23.0	463.3
Net income (loss)	101.3	(48.2)	149.5	n/m	341.5	119.2	222.3	186.5
Net income (loss) of consolidated entities attributable to non-controlling interests	1.4	(4.0)	5.4	n/m	6.3	2.0	4.3	217.6
Net income (loss) attributable to AllianceBernstein Unitholders	$99.9	$(44.2)	$144.1	n/m	$335.2	$117.2	$218.0	185.9

Diluted net income (loss) per AllianceBernstein Unit	$0.37	$(0.16)	$0.53	n/m	$1.21	$0.42	$0.79	188.1

Distributions per AllianceBernstein Unit	$0.46	$0.41	$0.05	12.2	$1.31	$0.98	$0.33	33.7

Operating margin (1)	15.2%	n/m			16.9%	6.0%
_________________________
(1)	Operating income excluding net income (loss) attributable to non-controlling interests as a percentage of net revenues.

Net income attributable to AllianceBernstein Unitholders for the three months ended September 30, 2013 increased $144.1 million from the three months ended September 30, 2012. The increase was primarily due to (in millions):

Lower real estate charges	$144.0
Higher base advisory fees	24.6
Lower portfolio services	18.8
Lower occupancy expenses (excluding real estate)	9.4
Higher Bernstein research services revenues	6.7
Lower performance-based fees	(39.6)
Higher income taxes	(14.9)
Other	(4.9)
$144.1

Net income attributable to AllianceBernstein Unitholders for the nine months ended September 30, 2013 increased $218.0 million from the nine months ended September 30, 2012. The increase was primarily due to (in millions):

Lower real estate charges	$157.4
Higher base advisory fees	77.3
Lower occupancy (excluding real estate)	35.9
Lower portfolio services	24.5
Higher Bernstein research services revenues	21.8
Lower performance-based fees	(38.9)
Higher employee compensation and benefits	(34.0)
Higher income taxes	(23.0)
Other	(3.0)
$218.0

Real Estate Charges

As discussed in Note 5, during the first nine months of 2013, we recorded real estate charges of $26.7 million, composed of $16.1 million resulting from a change in estimates relating to previously recorded real estate charges ($15.8 million relates to the 2010 and 2012 plans and $0.3 million to other real estate charges), $0.2 million for the write-off of leasehold improvements, furniture and equipment relating to the 2012 plan and new real estate charges of $10.4 million ($1.5 million relates to the 2012 plan, $5.3 million relates to other real estate charges and $3.6 million relating to the write-off of leasehold improvements, furniture and equipment).

We may record charges for additional changes in estimates during the fourth quarter of this year as we approach the end of assumed marketing periods on floors written-off during 2012 and we compare current sublease market conditions to those assumed in our initial write-offs and adjust accordingly. At this juncture, we continue to anticipate cumulative write-offs in our previously announced range of $225 million to $250 million related to our global real estate consolidation program launched in the third quarter of 2012, which targets the sublease of approximately 510,000 square feet of office space.

Units Outstanding

During the third quarter and first nine months of 2013, we purchased 0.8 million and 2.1 million Holding Units for $16.3 million and $43.3 million, respectively (on a trade date basis). These amounts reflect open-market purchases of 0.8 million and 1.9 million Holding Units for $15.3 million and $38.5 million, respectively, with the remainder relating to purchases of Holding Units from employees to allow them to fulfill statutory tax withholding requirements at the time of distribution of long-term incentive compensation awards, offset by Holding Units purchased by employees as part of a distribution reinvestment election.

Since the third quarter of 2011, each quarter we have implemented plans to repurchase Holding Units pursuant to Rule 10b5-1 under the Exchange Act. A Rule 10b5-1 plan allows a company to repurchase its shares at times when it otherwise might be prevented from doing so because of self-imposed trading blackout periods and because it possesses material non-public information. Each broker we select has the authority under the terms and limitations specified in the plan to repurchase Holding Units on our behalf in accordance with the terms of the plan. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the plan. The plan adopted during the third quarter of 2013 expired at the close of business on October 23, 2013. We may adopt additional Rule 10b5-1 plans in the future to engage in open-market purchases of Holding Units to help fund anticipated obligations under our incentive compensation award program and for other corporate purposes.

We granted to employees and Eligible Directors 6.9 million restricted Holding Unit awards (including 6.5 million granted in January 2013 for 2012 year-end awards) during the first nine months of 2013. To fund these awards, we allocated previously repurchased Holding Units that had been held in AllianceBernstein’s consolidated rabbi trust.

Effective July 1, 2013, management of AllianceBernstein and Holding retired all unallocated Holding Units in AllianceBernstein’s consolidated rabbi trust. To retire such units, AllianceBernstein delivered the unallocated Holding Units held in its consolidated rabbi trust to Holding in exchange for the same amount of AllianceBernstein units. Each entity then retired their respective units. As a result, on July 1, 2013, each of AllianceBernstein’s and Holding’s units outstanding decreased by approximately 13.1 million units. AllianceBernstein and Holding intend to retire additional units as AllianceBernstein purchases Holding Units on the open market. Holding will then newly issue Holding Units to fund AllianceBernstein’s restricted Holding Unit awards in exchange for newly-issued AllianceBernstein units.

Generally, when a corporate entity repurchases its shares, they no longer are deemed outstanding. Because of our two-tier partnership structure, Holding Units purchased by AllianceBernstein and held in its consolidated rabbi trust are considered outstanding (unlike repurchased shares of a single corporate entity). Accordingly, management’s decision to retire repurchased Holding Units rather than allowing them to remain outstanding in the rabbi trust more closely aligns the effect of our Holding Unit purchases with that of corporate entities that repurchase their shares.

Assuming constant net income, retirement of units outstanding will have a favorable impact on earnings per unit, and the issuance of new units will have a negative impact on earnings per unit.

During the first nine months of 2013, Holding issued 812,642 Holding Units upon exercise of options to buy Holding Units. Holding used the proceeds of $13.9 million to purchase the equivalent number of newly-issued AllianceBernstein Units.

Cash Distributions

AllianceBernstein is required to distribute all of its Available Cash Flow, as defined in the AllianceBernstein Partnership Agreement, to its unitholders (including the General Partner). Typically, in the past, Available Cash Flow was the diluted earnings per unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter, except when, as was the case with the compensation-related charge in the fourth quarter of 2011 and the real estate charge in the third quarter of 2012, the effects of the non-cash charges were eliminated. Starting in the third quarter of 2012, Available Cash Flow has been the adjusted diluted net income per unit for the quarter multiplied by the number of general and limited partnership interests at the end of the quarter. In future periods, management anticipates that Available Cash Flow typically will be based on adjusted diluted net income per unit, unless management determines that one or more non-GAAP adjustments should not be made with respect to the Available Cash Flow calculation. See Note 4 to the condensed consolidated financial statements contained in Item 1 for a description of Available Cash Flow.

Management Operating Metrics

We are providing the non-GAAP measures “adjusted net revenues”, “adjusted operating income” and “adjusted operating margin” because they are the principal operating metrics management uses in evaluating and comparing period-to-period operating performance and we believe they are useful to investors. Management principally uses these metrics in evaluating performance because they present a clearer picture of our operating performance, and allow management to see long-term trends without the distortion primarily caused by long-term incentive compensation-related mark-to-market adjustments, real estate consolidation charges and other adjustment items. Similarly, these management operating metrics help investors better understand the underlying trends in our results and, accordingly, we believe they provide a valuable perspective for investors.

These non-GAAP measures are provided in addition to, and not as substitutes for, net revenues, operating income and operating margin, and they may not be comparable to non-GAAP measures presented by other companies. Management uses both the GAAP and non-GAAP measures in evaluating our financial performance. The non-GAAP measures alone may pose limitations because they do not include all of our revenues and expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)

Net revenues, GAAP basis	$706,078	$708,158	$2,149,475	$2,032,130
Exclude:
Long-term incentive compensation-related investment (gains) losses	(5,284)	(6,374)	(12,131)	(14,326)
Long-term incentive compensation-related dividends and interest	(210)	(300)	(675)	(1,023)
90% of consolidated venture capital fund investment (gains) losses	(1,588)	3,634	(6,970)	(3,145)
Distribution-related payments	(101,368)	(94,779)	(322,034)	(260,768)
Amortization of deferred sales commissions	(10,363)	(10,658)	(31,762)	(29,096)
Pass-through fees and expenses	(7,509)	(25,617)	(21,398)	(41,272)
Adjusted net revenues	$579,756	$574,064	$1,754,505	$1,682,500

Operating income (loss), GAAP basis	$108,618	$(55,821)	$369,470	$124,171
Exclude:
Long-term incentive compensation-related investment (gains) losses	(5,284)	(6,374)	(12,131)	(14,326)
Long-term incentive compensation-related dividends and interest	(210)	(300)	(675)	(1,023)
Long-term incentive compensation-related mark-to-market vesting expense	5,136	5,986	11,148	12,965
Long-term incentive compensation-related dividends and interest expense	266	582	1,917	1,445
Net impact of long-term incentive compensation-related items	(92)	(106)	259	(939)
Real estate charges	24,125	168,086	26,698	184,142
Sub-total of non-GAAP adjustments	24,033	167,980	26,957	183,203
Less: Net income (loss) of consolidated entities attributable to non-controlling interests	1,413	(4,003)	6,304	1,985
Adjusted operating income	$131,238	$116,162	$390,123	$305,389

Adjusted operating margin	22.6%	20.2%	22.2%	18.2%

Adjusted operating income for the three months ended September 30, 2013 increased $15.1 million, or 13.0%, from the three months ended September 30, 2012, primarily as a result of higher investment advisory base fees of $24.7 million and lower general and administrative expenses (excluding real estate charges) of $12.8 million, offset by lower performance-based fees of $21.7 million. For the nine months ended September 30, 2013, adjusted operating income increased $84.7 million, or 27.7%, from the nine months ended September 30, 2012, primarily as a result of higher investment advisory base fees of $80.2 million, lower general and administrative expenses (excluding real estate charges) of $54.5 million and higher Bernstein Research Services revenues of $21.8 million, offset by higher employee compensation expense (excluding the impact of long-term incentive compensation-related items) of $35.4 million, lower performance-based fees of $21.0 million, lower seed capital/other investment gains of $7.2 million and higher other promotion and servicing expenses of $5.4 million.

Adjusted Net Revenues

Adjusted net revenues exclude investment gains and losses and dividends and interest on long-term incentive compensation-related investments, and 90% of the investment gains and losses of our consolidated venture capital fund attributable to non-controlling interests. In addition, adjusted net revenues offset distribution-related payments to third parties as well as amortization of deferred sales commissions against distribution revenues. We believe the offset of distribution-related payments from net revenues is useful for our investors and other users of our financial statements because such presentation appropriately reflects the nature of these costs as pass-through payments to third parties who perform functions on behalf of our sponsored mutual funds and/or shareholders of these funds. We offset amortization of deferred sales commissions against net revenues because such costs, over time, essentially offset our distribution revenues. We also exclude additional pass-through expenses we incur (primarily through our transfer agency) that are reimbursed and recorded as fees in revenues. During the third quarter of 2012, we offset sub-advisory payments to third parties against performance-based fees earned on the Public-Private Investment Partnership fund we managed. These fees have no impact on operating income, but they do have an impact on our operating margin. As such, we exclude these fees from adjusted net revenues.

Adjusted Operating Income

Adjusted operating income represents operating income on a GAAP basis excluding (1) the impact on net revenues and compensation expense of the mark-to-market gains and losses (as well as the dividends and interest) associated with employee long-term incentive compensation-related investments, (2) real estate charges and (3) the net income or loss of consolidated entities attributable to non-controlling interests.

Prior to 2009, a large proportion of employee compensation was in the form of long-term incentive compensation awards that were notionally invested in AllianceBernstein investment services and generally vested over a period of four years. AllianceBernstein economically hedged the exposure to market movements by purchasing and holding these investments on its balance sheet. All such investments have vested as of year-end 2012 and the investments have been distributed to the participants, except for those investments with respect to which the participant elected a long-term deferral. The investments’ appreciation or depreciation is recorded within investment gains and losses on the income statement, as well as increasing or decreasing compensation expense. Because this plan is economically hedged, management believes it is useful to reflect the offset achieved from hedging the investments’ market exposure in the calculation of adjusted operating income and adjusted operating margin. The non-GAAP measures exclude gains and losses and dividends and interest on long-term incentive compensation-related investments included in revenues and compensation expense.

Real estate charges have been excluded because they are not considered part of our core operating results when comparing financial results from period to period and to industry peers.

Most of the net income or loss of consolidated entities attributable to non-controlling interests relates to the 90% limited partner interests held by third parties in our consolidated venture capital fund. We own a 10% limited partner interest in the fund. Because we are the general partner of the venture capital fund and are deemed to have a controlling interest, U.S. GAAP requires us to consolidate the financial results of the fund. However, recognizing 100% of the gains or losses in operating income while only retaining 10% is not reflective of our underlying financial results at the operating income level. As a result, we are excluding the 90% limited partner interests we do not own from our adjusted operating income. Similarly, net income of joint ventures attributable to non-controlling interests, although not significant, is excluded because it does not reflect the economic interest attributable to AllianceBernstein.

Adjusted Operating Margin

Adjusted operating margin allows us to monitor our financial performance and efficiency from period to period and to compare our performance to industry peers without the volatility noted above in our discussion of adjusted operating income. Adjusted operating margin is derived by dividing adjusted operating income by adjusted net revenues.

Net Revenues

The following table summarizes the components of net revenues:

	Three Months Ended				Nine Months Ended
	9/30/13	9/30/12	$ Change	% Change	9/30/13	9/30/12	$ Change	% Change
	(in millions)
Investment advisory and services fees:
Institutions:
Base fees	$101.9	$102.6	$(0.7)	(0.7)%	$303.8	$326.3	$(22.5)	(6.9)%
Performance-based fees	(0.2)	34.3	(34.5)	n/m	6.0	42.4	(36.4)	(85.8)
	101.7	136.9	(35.2)	(25.7)	309.8	368.7	(58.9)	(16.0)
Retail:
Base fees	203.4	179.2	24.2	13.6	612.3	502.2	110.1	21.9
Performance-based fees	0.1	2.9	(2.8)	(96.3)	2.6	3.0	(0.4)	(13.9)
	203.5	182.1	21.4	11.8	614.9	505.2	109.7	21.7
Private Client:
Base fees	143.7	142.6	1.1	0.7	426.8	437.1	(10.3)	(2.3)
Performance-based fees	0.4	2.7	(2.3)	(87.0)	0.7	2.8	(2.1)	(76.2)
	144.1	145.3	(1.2)	(0.9)	427.5	439.9	(12.4)	(2.8)
Total:
Base fees	449.0	424.4	24.6	5.8	1,342.9	1,265.6	77.3	6.1
Performance-based fees	0.3	39.9	(39.6)	(99.4)	9.3	48.2	(38.9)	(80.9)
	449.3	464.3	(15.0)	(3.2)	1,352.2	1,313.8	38.4	2.9

Bernstein research services	107.3	100.6	6.7	6.7	331.8	310.0	21.8	7.0
Distribution revenues	114.0	105.6	8.4	7.9	353.5	293.7	59.8	20.4
Dividend and interest income	4.4	5.1	(0.7)	(12.9)	13.4	14.4	(1.0)	(7.3)
Investment gains (losses)	6.5	7.2	(0.7)	(10.4)	21.8	27.3	(5.5)	(20.3)
Other revenues	25.3	26.2	(0.9)	(3.4)	79.0	75.3	3.7	5.0
Total revenues	706.8	709.0	(2.2)	(0.3)	2,151.7	2,034.5	117.2	5.8
Less: interest expense	0.7	0.8	(0.1)	(24.1)	2.2	2.4	(0.2)	(8.8)
Net revenues	$706.1	$708.2	$(2.1)	(0.3)	$2,149.5	$2,032.1	$117.4	5.8

Investment Advisory and Services Fees

Investment advisory and services fees are the largest component of our revenues. These fees generally are calculated as a percentage of the value of AUM as of a specified date, or as a percentage of the value of average AUM for the applicable billing period, and vary with the type of investment service, the size of account and the total amount of assets we manage for a particular client. Accordingly, fee income generally increases or decreases as AUM increase or decrease and is therefore affected by market appreciation or depreciation, the addition of new client accounts or client contributions of additional assets to existing accounts, withdrawals of assets from and termination of client accounts, purchases and redemptions of mutual fund shares, shifts of assets between accounts or products with different fee structures, and acquisitions. Our average basis points realized (investment advisory fees divided by average AUM) generally approximate 50 to 70 basis points for actively managed equity services, 25 to 45 basis points for actively managed fixed income services and 5 to 20 basis points for passively managed services. As such, a shift of client assets from active equity services toward fixed income services and/or other services results in a decline in revenues just as a shift of assets toward active equity services would increase revenues.

We calculate AUM using established fair valuation methodologies, including market-based valuation methods and fair valuation methods. Market-based valuation methods include: last sale/settle prices from an exchange for actively-traded listed equities, options and futures; evaluated bid prices from recognized pricing vendors for fixed income, asset-backed or mortgage-backed issues; mid prices from recognized pricing vendors and brokers for credit default swaps; and quoted bids or spreads from pricing vendors and brokers for other derivative products. Fair valuation methods include discounted cash flow models, evaluation of assets versus liabilities or any other methodology that is validated and approved by our Valuation Committee. Fair valuation methods are used only where AUM cannot be valued using market-based valuation methods, such as in the case of private equity or illiquid securities. Investments utilizing fair valuation methods typically make up an insignificant amount of our total AUM. Market volatility has not had a significant effect on our ability to acquire market data and, accordingly, our ability to use market-based valuation methods.

The Valuation Committee, which is composed of senior officers and employees, is responsible for overseeing the pricing and valuation of all investments held in client and AllianceBernstein portfolios. The Valuation Committee has adopted a Statement of Pricing Policies describing principles and policies that apply to pricing and valuing investments held in these portfolios. We also have a Pricing Group, which reports to the Valuation Committee, and is responsible for overseeing the pricing process for all investments.

We sometimes charge our clients performance-based fees. In these situations, we charge a base advisory fee and are eligible to earn an additional performance-based fee or incentive allocation that is calculated as either a percentage of absolute investment results or a percentage of investment results in excess of a stated benchmark over a specified period of time. Some performance-based fees include a high-watermark provision, which generally provides that if a client account underperforms relative to its performance target (whether absolute or relative to a specified benchmark), it must gain back such underperformance before we can collect future performance-based fees. Therefore, if we fail to achieve our performance target for a particular period, we will not earn a performance-based fee for that period and, for accounts with a high-watermark provision, our ability to earn future performance-based fees will be impaired. We are eligible to earn performance-based fees on approximately 10% of the assets we manage for institutional clients and approximately 3% of the assets we manage for private clients (in total, approximately 5% of our company-wide AUM). A majority of our hedge fund AUM is subject to high watermarks and a significant majority of this AUM is below the high watermarks. Accordingly, it is very unlikely we will earn performance-based fees on these hedge funds in 2013. If the percentage of our AUM subject to performance-based fees grows, seasonality and volatility of revenues and earnings are likely to become more significant.

For the three months ended September 30, 2013, our investment advisory and services fees decreased by $15.0 million, or 3.2%, from the third quarter of 2012, due to a $39.6 million decrease in performance-based fees resulting from the $39.6 million performance-based fee we earned during the third quarter of 2012 after we completed the liquation of our Public-Private Investment Partnership fund (“PPIP Fee”), partially offset by an increase in base fees of $24.6 million, or 5.8%, which primarily resulted from a 7.0% increase in average AUM. For the nine months ended September 30, 2013, our investment advisory and services fees increased by $38.4 million, or 2.9%, from the nine months ended September 30, 2012, due to a $77.3 million, or 6.1%, increase in base fees, which primarily resulted from a 6.8% increase in average AUM, partially offset by a $38.9 million decrease in performance-based fees as a result of the PPIP Fee in the prior year period.

Institutional investment advisory and services fees for the three months ended September 30, 2013 decreased by $35.2 million, or 25.7%, from the three months ended September 30, 2012, primarily due to a $34.5 million decrease in performance-based fees (as a result of the PPIP Fee) and a $0.7 million decrease in base fees due to the continued significant shift in product mix from actively managed equity services to actively managed fixed income services. Average AUM for actively managed equity services for the quarter ended September 30, 2013 decreased 20.1% while average AUM for actively managed fixed income services increased 7.1%. Institutional investment advisory and services fees for the nine months ended September 30, 2013 decreased by $58.9 million, or 16.0%, from the nine months ended September 30, 2012, primarily due to a $36.4 million decrease in performance-based fees (as a result of the PPIP Fee) and a $22.5 million decrease in base fees due to the continued significant shift in product mix from actively managed equity services to actively managed fixed income services. Average AUM for actively managed equity services for the nine months ended September 30, 2013 decreased 33.9% while average AUM for actively managed fixed income services increased 10.2%.

Retail investment advisory and services fees for the three months ended September 30, 2013 increased by $21.4 million, or 11.8%, from the three months ended September 30, 2012, primarily due to a 13.1% increase in average AUM partially offset by a $2.8 million decrease in performance-based fees (as a result of the PPIP Fee). Retail investment advisory and services fees for the nine months ended September 30, 2013 increased by $109.7 million, or 21.7%, from the nine months ended September 30, 2012, primarily due to a 19.4% increase in average AUM.

Private client investment advisory and services fees for the three months ended September 30, 2013 decreased by $1.2 million, or 0.9%, from the three months ended September 30, 2012, primarily due to a $2.3 million decrease in performance-based fees (as a result of the PPIP Fee). Base fees increased $1.1 million, or 0.7%, despite a decrease in average billable AUM of 1.0%. Private client investment advisory and services fees for the nine months ended September 30, 2013 decreased by $12.4 million, or 2.8%, from the nine months ended September 30, 2012, primarily as a result of a decline in average billable AUM of 3.9%. In the case of both periods, the fluctuation in fees was favorable to the fluctuation in billable AUM reflecting the impact of an asset mix shift from fixed income services to actively managed equities services and other (principally alternatives) services.

Bernstein Research Services

Bernstein Research Services revenue consists principally of equity commissions received for providing equity research and brokerage-related services to institutional investors.

Revenues from Bernstein Research Services for the three and nine months ended September 30, 2013 increased $6.7 million, or 6.7%, and $21.8 million, or 7.0%, respectively, compared to the corresponding periods in 2012. The increases were the result of improving market volumes, especially in Europe and Asia.

Distribution Revenues

AllianceBernstein Investments and AllianceBernstein Luxembourg act as distributor and/or placing agent of company-sponsored mutual funds and receive distribution services fees from certain of those funds as partial reimbursement of the distribution expenses they incur. Period-over-period fluctuations of distribution revenues are typically in-line with fluctuations of the corresponding average AUM of these mutual funds.

Distribution revenues for the three and nine months ended September 30, 2013 increased $8.4 million, or 7.9%, and $59.8 million, or 20.4%, respectively, compared to the corresponding periods in 2012, while the corresponding average AUM of these mutual funds grew 9.5% and 21.1%, respectively. Average AUM of non-B share and non C-share mutual funds (which have lower distribution fee rates than B-share and C-share mutual funds) increased 12.6% and 25.3%, respectively, while average AUM of B-share and C-share mutual funds decreased by 4.8% and increased 2.6%, respectively.

Dividend and Interest Income and Interest Expense

Dividend and interest income consists primarily of investment income and interest earned on customer margin balances and U.S. Treasury Bills. Interest expense principally reflects interest accrued on cash balances in customers’ brokerage accounts. Dividend and interest income, net of interest expense, for the three and nine months ended September 30, 2013 were essentially flat compared to the corresponding periods in 2012.

Investment Gains (Losses)

Investment gains (losses) consist primarily of realized and unrealized investment gains or losses on: (i) employee long-term incentive compensation-related investments, (ii) investments owned by our consolidated venture capital fund, (iii) U.S. Treasury Bills, (iv) market-making in cash equities and exchange-traded options and equities, (v) seed capital investments and (vi) derivatives. Investments gains (losses) also include realized gains or losses on the sale of seed capital investments classified as available-for-sale securities and equity in earnings of proprietary investments in limited partnership hedge funds that we sponsor and manage.

Investment gains (losses) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in millions)
Long-term incentive compensation-related investments
Realized gains (losses)	$0.2	$—	$1.4	$(0.8)
Unrealized gains (losses)	5.1	6.3	10.7	15.1
Consolidated private equity fund investments
Realized gains (losses)	(0.6)	(16.4)	(12.9)	(9.9)
Unrealized gains (losses)	2.4	12.4	20.6	13.4
Seed capital investments
Realized gains (losses)	4.0	(13.9)	(3.9)	(20.7)
Unrealized gains (losses)	(3.4)	19.8	10.3	35.6
Brokerage-related investments
Realized gains (losses)	(0.6)	(1.2)	(6.9)	(5.5)
Unrealized gains (losses)	(0.6)	0.2	2.5	0.1
	$6.5	$7.2	$21.8	$27.3

Realized gains or losses on long-term incentive compensation-related investments typically occur in December of each year, as well as during the first quarter, as award tranches become distributable and related investments are sold to provide cash for payments to employees. The unrealized gains for the three and nine months ended September 30, 2013 and 2012 reflect the favorable financial markets during the first and third quarters in each year.

Our consolidated private equity fund incurred realized losses of $0.6 million and $12.9 million during the three and nine months ended September 30, 2013, respectively, as a result of sales of both publicly-traded securities and non-public investments. The fund also incurred realized losses of $16.4 million and $9.9 million during the three and nine months ended September 30, 2012, respectively, due to sales of both publicly-traded securities and non-public investments. Our consolidated private equity fund had unrealized gains of $2.4 million and $20.6 million during the three and nine months ended September 30, 2013, respectively, as a result of higher prices of publicly-traded securities; the fair values of non-public investments declined in the third quarter of 2013, but remained positive over the first nine months of 2013. The fund also had unrealized gains of $12.4 million and $13.4 million during the three and nine months ended September 30, 2012, respectively, as a result of higher fair values of non-public investments and higher prices of publicly-traded securities during the third quarter of 2012.

Our seed capital investments incurred realized losses of $3.9 million during the nine months ended September 30, 2013. Additionally, we incurred realized losses of $13.9 million and $20.7 million during the three and nine months ended September 2012, respectively. These losses were the result of losses incurred on the derivatives we use to economically hedge our seed capital investments exceeding the gains realized on the sales of the seed capital investments. Our seed capital investments incurred realized gains of $4.0 million during the three months ended September 30, 2013, as a result of our gains realized on the sales of the seed capital investments exceeding the losses incurred on the derivatives. The unrealized gain of $10.3 million during the nine months ended September 30, 2013 reflects gains on both the seed capital investment mark-to-market and the derivative mark-to-market. The unrealized loss of $3.4 million during the three months ended September 30, 2013 reflects derivative mark-to-market losses, partially offset by seed capital investment mark-to-market gains. The unrealized gains of $19.8 million and $35.6 million during the three and nine months ended September 30, 2012, respectively, primarily reflect seed capital investment mark-to-market gains.

Other Revenues

Other revenues consist of fees earned for transfer agency services provided to company-sponsored mutual funds, fees earned for administration and recordkeeping services provided to company-sponsored mutual funds and the general accounts of AXA and its subsidiaries, and other miscellaneous revenues. Other revenues for the three months ended September 30, 2013 decreased $0.9 million, or 3.4%, primarily as a result of lower shareholder servicing fees. Other revenues for the nine months ended September 30, 2013 increased $3.7 million, or 5.0%, primarily as a result of higher shareholder servicing fees.

Expenses

The following table summarizes the components of expenses:

	Three Months Ended				Nine Months Ended
	9/30/13	9/30/12	$ Change	% Change	9/30/13	9/30/12	$ Change	% Change
	(in millions)

Employee compensation and benefits	$302.5	$300.9	$1.6	0.6%	$910.2	$876.2	$34.0	3.9%
Promotion and servicing:
Distribution-related payments	101.4	94.8	6.6	7.0	322.0	260.8	61.2	23.5
Amortization of deferred sales commissions	10.4	10.6	(0.2)	(2.8)	31.8	29.1	2.7	9.2
Other	48.1	47.5	0.6	1.3	155.5	149.0	6.5	4.3
	159.9	152.9	7.0	4.5	509.3	438.9	70.4	16.0
General and administrative:
General and administrative	104.8	135.7	(30.9)	(22.8)	314.5	389.9	(75.4)	(19.3)
Real estate charges	24.1	168.1	(144.0)	(85.6)	26.7	184.1	(157.4)	(85.5)
	128.9	303.8	(174.9)	(57.6)	341.2	574.0	(232.8)	(40.6)
Interest	0.6	0.9	(0.3)	(30.2)	2.4	2.6	(0.2)	(8.2)
Amortization of intangible assets	5.6	5.5	0.1	1.6	16.9	16.2	0.7	4.6
Total	$597.5	$764.0	$(166.5)	(21.8)	$1,780.0	$1,907.9	$(127.9)	(6.7)

Employee Compensation and Benefits

We had 3,269 full-time employees at September 30, 2013 compared to 3,364 at September 30, 2012. Employee compensation and benefits consist of salaries (including severance), annual short-term incentive compensation awards (cash bonuses), annual long-term incentive compensation awards, commissions, fringe benefits and other employment costs (including recruitment, training, temporary help and meals).

Compensation expense as a percentage of net revenues was 42.8% and 42.5% for the three months ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013 and 2012, compensation expense as a percentage of net revenues was 42.3% and 43.1%, respectively. Compensation expense generally is determined on a discretionary basis and is primarily a function of our firm’s financial performance. Amounts are awarded to help us achieve our key compensation goals of attracting, motivating and retaining top talent, by providing awards for the past year’s performance and providing incentives for future performance, while also helping ensure that our firm’s unitholders receive an appropriate return on their investment. Senior management, with the approval of the Compensation Committee of the Board of Directors of AllianceBernstein Corporation (“Compensation Committee”), confirmed that the appropriate metric to consider in determining the amount of incentive compensation is the ratio of adjusted employee compensation and benefits expense to adjusted net revenues. Adjusted net revenues used in the adjusted compensation ratio are the same as the adjusted net revenues presented as a non-GAAP measure (discussed earlier in this MD&A). Adjusted employee compensation and benefits expense is total employee compensation and benefits expense minus other employment costs such as recruitment, training, temporary help and meals, and excludes the impact of mark-to-market vesting expense, as well as dividends and interest expense, associated with employee long-term incentive compensation-related investments. Senior management, with the approval of the Compensation Committee, also established as an objective that adjusted employee compensation and benefits expense generally should not exceed 50% of our adjusted net revenues except in unexpected or unusual circumstances. Our ratios of adjusted compensation expense to adjusted net revenues were 50.0% for the three and nine months ended September 30, 2013. Our ratios for the three and nine months ended September 30, 2012 were 50.2% and 50.1%, respectively. The ratios exceeded 50% due to the incremental compensation expense recognized in the third quarter of 2012 for our CEO’s extended employment agreement.

For the three months ended September 30, 2013, employee compensation and benefits expense increased $1.6 million, or 0.6%, primarily due to the net impact of higher adjusted net revenues and a slightly lower rate of $1.6 million and higher other employment costs of $1.2 million, partially offset by lower deferred compensation mark-to-market expense of $0.9 million and lower dividends on long-term incentive compensation-related investments of $0.3 million. For the nine months ended September 30, 2013, employee compensation and benefits expense increased $34.0 million, or 3.9%, primarily due to the net impact of higher adjusted net revenues and a slightly lower rate of $34.7 million, higher other employment costs of $0.6 million and higher dividends on long-term incentive compensation-related investments of $0.5 million, partially offset by lower deferred compensation mark-to-market expense of $1.8 million.

Promotion and Servicing

Promotion and servicing expenses include distribution-related payments to financial intermediaries for distribution of AllianceBernstein mutual funds and amortization of deferred sales commissions paid to financial intermediaries for the sale of back-end load shares of AllianceBernstein mutual funds. Also included in this expense category are costs related to travel and entertainment, advertising and promotional materials.

Promotion and servicing expenses increased $7.0 million, or 4.5%, during the three months ended September 30, 2013. The increase was the result of higher distribution-related payments of $6.6 million, higher transfer fees of $0.3 million and higher trade execution and clearing costs of $0.1 million. During the nine months ended September 30, 2013, promotion and servicing expenses increased $70.4 million, or 16.0%. The increase was the result of higher distribution-related payments of $61.2 million, higher trade execution and clearing costs of $3.4 million, higher amortization of deferred sales commissions of $2.7 million and higher transfer fees of $2.1 million.

General and Administrative

General and administrative expenses include technology, professional fees, occupancy, communications and similar expenses. General and administrative expenses as a percentage of net revenues were 18.3% (14.8% excluding real estate charges) and 42.9% (19.2% excluding real estate charges) for the three months ended September 30, 2013 and 2012, respectively. General and administrative expenses decreased $174.9 million, or 57.6%, during the third quarter of 2013 compared to the same period in 2012, primarily due to lower real estate charges of $144.0 million, lower portfolio services expenses of $18.8 million and lower occupancy expenses of $9.4 million (excluding real estate charges). For the nine months ended September 30, 2013 and 2012, general and administrative expenses as a percentage of net revenues were 15.9% (14.6% excluding real estate charges) and 28.3% (19.2% excluding real estate charges), respectively. General and administrative expenses decreased $232.8 million, or 40.6%, during the first nine months of 2013 compared to the corresponding period in 2012, primarily due to lower real estate charges of $157.4 million, lower occupancy expenses of $35.9 million (excluding real estate charges), lower portfolio services expenses of $24.5 million and lower professional fees of $7.2 million.

Income Taxes

AllianceBernstein, a private limited partnership, is not subject to federal or state corporate income taxes, but is subject to a 4.0% New York City unincorporated business tax (“UBT”). Our domestic corporate subsidiaries are subject to federal, state and local income taxes, and are generally included in the filing of a consolidated federal income tax return. Separate state and local income tax returns also are filed. Foreign corporate subsidiaries generally are subject to taxes in the jurisdictions where they are located.

Income tax expense for the three months ended September 30, 2013 increased $14.9 million from the three months ended September 30, 2012. The increase primarily is due to higher pre-tax earnings as a result of a pre-tax loss in the third quarter of 2012. Income tax expense for the nine months ended September 30, 2013 increased $23.0 million from the nine months ended September 30, 2012. The increase is primarily due to higher pre-tax earnings and a higher effective tax rate in the current year of 7.6% compared to 4.0% in the prior year. The increase in the effective tax rate primarily is due to higher foreign earnings (which have higher effective tax rates) and payments relating to foreign lease assignments which are not deductible for foreign taxes.

Net Income (Loss) of Consolidated Entities Attributable to Non-Controlling Interests

Net income (loss) of consolidated entities attributable to non-controlling interests consists of limited partner interests owned by other investors representing 90% of the total limited partner interests in our consolidated venture capital fund. During the third quarter of 2013, we had $1.4 million of net income of consolidated entities attributable to non-controlling interests, due primarily to a $1.8 million net investment gain attributable to our consolidated venture capital fund (of which 90% belongs to non-controlling interests) and management fees of $0.2 million. During the first nine months of 2013, we had $6.3 million of net income of consolidated entities attributable to non-controlling interests, primarily due to a $7.7 million net investment gain attributable to our consolidated venture capital fund and management fees of $0.7 million.

CAPITAL RESOURCES AND LIQUIDITY

During the first nine months of 2013, net cash provided by operating activities was $482.2 million, compared to $531.5 million during the corresponding 2012 period. The change was primarily due to a higher decrease in broker-dealer related payables (net of receivables and segregated U.S. Treasury Bills activity) of $206.0 million, a decrease in accounts payable and accrued expenses of $143.6 million, due primarily to lower real estate charges, and lower net redemptions of investments of $22.9 million, due to lower proceeds from deferred compensation redemptions, partially offset by higher cash provided by net income of $206.5 million, an increase in accrued compensation and benefits of $75.0 million, due primarily to a higher increase in the incentive compensation accrual, and lower net deferred sales commissions paid of $53.5 million.

During the first nine months of 2013, net cash used in investing activities was $21.0 million, compared to $11.9 million during the corresponding 2012 period, reflecting higher net purchases of investments in the current period.

During the first nine months of 2013, net cash used in financing activities was $477.2 million, compared to $553.9 million during the corresponding 2012 period. The change reflects lower purchases of Holding Units of $90.0 million, an increase in overdrafts payable of $41.5 million, lower net repayments of commercial paper of $23.7 million, proceeds from bank loans of $20.0 million and additional investment by Holding with the proceeds from the exercise of compensatory options to buy Holding Units of $13.9 million, partially offset by higher distributions to the General Partner and unitholders of $131.4 million as a result of higher earnings (distributions on earnings are paid one quarter in arrears).

As of September 30, 2013, AllianceBernstein had $607.2 million of cash and cash equivalents, all of which is available for liquidity, but is comprised primarily of cash on deposit for our broker dealers to comply with various customer clearing activities and cash held by foreign entities for which a permanent investment election for U.S. tax purposes is taken. If the cash held at our foreign subsidiaries of $424.4 million, which includes cash on deposit for our foreign broker dealers, was to be repatriated to the U.S., we would be required to accrue and pay U.S. income taxes on these funds, based on the unremitted amount. Our current intent is to permanently reinvest these earnings outside the U.S.

Debt and Credit Facilities

As of September 30, 2013 and December 31, 2012, AllianceBernstein had $143.0 million and $323.2 million, respectively, in commercial paper outstanding with weighted average interest rates of approximately 0.2% and 0.5%, respectively. The commercial paper is short term in nature, and as such, recorded value is estimated to approximate fair value. Average daily borrowings of commercial paper during the first nine months of 2013 and the full year 2012 were $330.6 million and $404.9 million, respectively, with weighted average interest rates of approximately 0.3% and 0.4%, respectively.

AllianceBernstein has a $1.0 billion committed, unsecured senior revolving credit facility (the “Credit Facility”) with a group of commercial banks and other lenders, which matures on January 17, 2017. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $250 million, any such increase being subject to the consent of the affected lenders. The Credit Facility is available for AllianceBernstein’s and SCB LLC’s business purposes, including the support of AllianceBernstein’s $1.0 billion commercial paper program. Both AllianceBernstein and SCB LLC can draw directly under the Credit Facility and management expects to draw on the Credit Facility from time to time. AllianceBernstein has agreed to guarantee the obligations of SCB LLC under the Credit Facility.

The Credit Facility contains affirmative, negative and financial covenants, which are customary for facilities of this type, including, among other things, restrictions on dispositions of assets, restrictions on liens, a minimum interest coverage ratio and a maximum leverage ratio. We are in compliance with these covenants. The Credit Facility also includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans may be accelerated and/or lender’s commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender’s commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by us from time to time until the maturity of the facility. Voluntary prepayments and commitment reductions requested by us are permitted at any time without fee (other than customary breakage costs relating to the prepayment of any drawn loans) upon proper notice and subject to a minimum dollar requirement. Borrowings under the Credit Facility bear interest at a rate per annum, which will be, at our option, a rate equal to an applicable margin, which is subject to adjustment based on the credit ratings of AllianceBernstein, plus one of the following indexes: London Interbank Offered Rate; a floating base rate; or the Federal Funds rate.

As of September 30, 2013 and December 31, 2012, we had no amounts outstanding under the Credit Facility. During the first nine months of 2013 and the full year 2012, we did not draw upon the Credit Facility.

In addition, SCB LLC has five uncommitted lines of credit with four financial institutions. Two of these lines of credit permit us to borrow up to an aggregate of approximately $200.0 million, with AllianceBernstein named as an additional borrower, while three lines have no stated limit. As of September 30, 2013, SCB LLC had bank loans outstanding of $20.0 million at a rate of 1.0%; there were no bank loans outstanding as of December 31, 2012. Average daily borrowings of bank loans during the first nine months of 2013 and full year 2012 were $6.8 million and $18.1 million, respectively, with weighted average interest rates of approximately 1.0% and 1.3%, respectively.

Our financial condition and access to public and private debt markets should provide adequate liquidity for our general business needs. Management believes that cash flow from operations and the issuance of debt and AllianceBernstein Units or Holding Units will provide us with the resources necessary to meet our financial obligations. See “Cautions Regarding Forward-Looking Statements”.

COMMITMENTS AND CONTINGENCIES

AllianceBernstein’s capital commitments, which consist primarily of operating leases for office space, are generally funded from future operating cash flows.

During 2009, we entered into a subscription agreement under which we committed to invest up to $35 million, as amended in 2011, in a venture capital fund over a six-year period. As of September 30, 2013, we had funded $24.2 million of this commitment.

During 2010, as general partner of AllianceBernstein U.S. Real Estate L.P. (the “Real Estate Fund”), we committed to invest $25 million in the Real Estate Fund. As of September 30, 2013, we had funded $10.6 million of this commitment.

During 2012, we entered into an investment agreement under which we committed to invest up to $8 million in an oil and gas fund over a three-year period. As of September 30, 2013, we had funded $7.9 million of this commitment.

See Note 12 to AllianceBernstein’s condensed consolidated financial statements contained in Item 1 for discussion of contingencies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated financial statements and notes to condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.

There have been no updates to our critical accounting estimates from those disclosed in Management’s Discussion and Analysis of Financial Condition in our Form 10-K for the fiscal year ended December 31, 2012.

ACCOUNTING PRONOUNCEMENTS

See Note 2 to AllianceBernstein’s condensed consolidated financial statements contained in Item 1.

CAUTIONS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements provided by management in this report are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of these factors include, but are not limited to, the following: the performance of financial markets, the investment performance of sponsored investment products and separately-managed accounts, general economic conditions, industry trends, future acquisitions, competitive conditions and government regulations, including changes in tax regulations and rates and the manner in which the earnings of publicly-traded partnerships are taxed. We caution readers to carefully consider such factors. Further, such forward-looking statements speak only as of the date on which such statements are made; we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. For further information regarding these forward-looking statements and the factors that could cause actual results to differ, see “Risk Factors” in Part I, Item 1A of our Form 10-K for the year ended December 31, 2012 and Part II, Item 1A in this Form 10-Q. Any or all of the forward-looking statements that we make in our Form 10-K, this Form 10-Q, other documents we file with or furnish to the SEC, and any other public statements we issue, may turn out to be wrong. It is important to remember that other factors besides those listed in “Risk Factors” and those listed below could also adversely affect our revenues, financial condition, results of operations and business prospects.

The forward-looking statements referred to in the preceding paragraph, most of which directly affect AllianceBernstein but also affect Holding because Holding’s principal source of income and cash flow is attributable to its investment in AllianceBernstein, include statements regarding:

•	Our belief that the cash flow Holding realizes from its investment in AllianceBernstein will provide Holding with the resources necessary to meet its financial obligations: Holding’s cash flow is dependent on the quarterly cash distributions it receives from AllianceBernstein. Accordingly, Holding’s ability to meet its financial obligations is dependent on AllianceBernstein’s cash flow from its operations, which is subject to the performance of the capital markets and other factors beyond our control.

•	Our financial condition and ability to issue public and private debt providing adequate liquidity for our general business needs: Our financial condition is dependent on our cash flow from operations, which is subject to the performance of the capital markets, our ability to maintain and grow client assets under management and other factors beyond our control. Our ability to issue public and private debt on reasonable terms, as well as the market for such debt or equity, may be limited by adverse market conditions, our firm’s long-term credit ratings, our profitability and changes in government regulations, including tax rates and interest rates.

•	The outcome of litigation: Litigation is inherently unpredictable, and excessive damage awards do occur. Though we have stated that we do not expect certain legal proceedings to have a material adverse effect on our results of operations, financial condition or liquidity, any settlement or judgment with respect to a legal proceeding could be significant, and could have such an effect.

•	The possibility that we will engage in open market purchases of Holding Units to help fund anticipated obligations under our incentive compensation award program: The number of Holding Units AllianceBernstein may decide to buy in future periods, if any, to help fund incentive compensation awards is dependent upon various factors, some of which are beyond our control, including the fluctuation in the price of a Holding Unit (NYSE: AB) and the availability of cash to make these purchases.

•	Our determination that adjusted employee compensation expense should not exceed 50% of our adjusted net revenues: Aggregate employee compensation reflects employee performance and competitive compensation levels. Fluctuations in our revenues and/or changes in competitive compensation levels could result in adjusted employee compensation expense being higher than 50% of our adjusted net revenues.

•	Our anticipation that cumulative write-offs relating to our global real estate consolidation program targeting approximately 510,000 square feet of office space will remain in our previously announced range of $225 million to $250 million: Any charges we record are based on our current assumptions regarding sublease marketing periods, costs to prepare the properties to market, market rental rates, broker commissions and subtenant allowances/incentives, all of which are factors largely beyond our control. If our assumptions prove to be incorrect, we may be forced to record additional charges beyond our previously announced range of $225 million to $250 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to AllianceBernstein’s market risk for the quarter ended September 30, 2013.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

AllianceBernstein maintains a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed in our reports under the Exchange Act is (i) recorded, processed, summarized and reported in a timely manner, and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to permit timely decisions regarding our disclosure.

As of the end of the period covered by this report, management carried out an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the third quarter of 2013 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.